Execution Version

STOCK PURCHASE AGREEMENT, dated as of October 9, 2012 (the “Agreement”), by and among AuRico Gold, Inc., a company organized under the laws of the Province of Ontario, Canada (“AuRico Gold”) and AuRico Gold Holdings, Inc., a company organized under the laws of the Province of Nova Scotia, Canada (“AuRico Gold Holdings” and together with AuRico Gold, the “Sellers”) and Minera Frisco, S.A.B. de C.V., a company organized under the laws of the United Mexican States (the “Purchaser”).

WITNESSETH:

          WHEREAS, AuRico Gold and AuRico Gold Holdings collectively are the record and beneficial owners of all of the issued and outstanding shares of the capital stock of AuRico Gold de México, S.A. de C.V., a Mexican sociedad anónima de capital variable (“AuRico México” or the “Company”);

          WHEREAS, Nayarit Gold, Inc. (“Nayarit Gold”), a wholly owned subsidiary of AuRico Gold, and Mr. Paul Frederik Saxton, collectively are the record and beneficial owners of all of the issued and outstanding shares of the capital stock of Nayarit Gold de México, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Nayarit Gold de México”);

          WHEREAS, the Company is mainly engaged in the exploration, exploitation and production of the gold and silver mine projects described in Exhibit A hereto (the “Mining Projects”);

          WHEREAS, the Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, the Company Shares (as defined herein), all upon the terms and subject to the conditions hereinafter set forth (the “Transaction”);

          WHEREAS, following the execution of this Agreement, AuRico Gold (through Nayarit Gold) and the Purchaser intend to establish a joint venture, whereby the Purchaser will acquire a 50% (fifty percent) interest in Nayarit Gold de México, which shall be governed by the Shareholders’ Agreement (as defined herein) (the “Orion Joint Venture”);

          WHEREAS, simultaneously with the execution of this Agreement, the Controlling Shareholders (as defined herein) are executing the Voting Agreement (as defined herein);

          WHEREAS, certain terms used in this Agreement are defined in Section 1.1(b).

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1      Definitions.

          (a)      All references herein to Articles, Sections, subsections, Exhibits and Schedules shall be deemed references to Articles, Sections, and subsections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Whenever the words “include,” “includes” and “including” are not followed by the phrase “without limitation,” such phrase shall be deemed to follow those words. The definitions given for terms in Section 1.1(b) and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

          (b)      For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1(b):

          “Affiliate” means, with respect to any Person, any Person that directly or indirectly through one or more intermediaries, Controls, is controlled by, or is under common Control with, the first Person, including a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary, or another Subsidiary of a Person of which the first Person is also a Subsidiary.

          “Affiliate Arrangement” means any agreement, contract, arrangement, understanding or commitment, written or oral, to or by which any of the Company, on the one hand, and the Sellers or an Affiliate of the Sellers (other than the Company), on the other hand, are a party or are otherwise contractually bound or affected.

          “After-Tax Basis” means that, in determining the amount of the payment necessary to indemnify any party against, or reimburse any party for, Losses, the amount of such Losses shall be determined net of any tax benefit derived (or reasonably expected to be derived) by the Indemnified Party (or any Affiliate thereof) as the result of sustaining or paying such Losses (including as the result of facts or circumstances due to which the Indemnified Party sustained or paid such Losses). Such tax benefits shall be computed assuming that any such tax benefits are fully utilized in the taxable period during which such Losses are sustained or paid.

          “Ancillary Agreements” means any agreement, document, instrument or certificate to be entered into or executed in connection with this Agreement and the consummation of the transactions contemplated hereby.

          “BMV” means the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

          “Books” means all minute books maintained by or on behalf of the Company, including the stockholders or special members’ registry book, equity variations registry book, stockholders meetings minutes book and board of directors’ meetings minutes book and, if applicable, any public instruments containing the formalization of any stockholders or special members’ meetings or board of directors or managers’ meetings.

          “Business” means the gold-silver business and operations of the Company as presently conducted.

          “Business Day” means any day of the year on which national banking institutions in Mexico City, Federal District and Toronto, Canada, are open to the public for conducting business and are not required or authorized to close.

          “Company Shares” means, on a fully diluted basis, 100% (one hundred percent) of the issued and outstanding shares of common stock of AuRico México.

          “Confidentiality Agreement” means the non-disclosure agreement dated July 10, 2012 between AuRico Gold and the Purchaser.

          “Consent” means any consent, corporate approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report, notice, clearance or expiration or termination of any applicable waiting period of, with or to any Person.

          “Contract” means all loan agreements, indentures, letters of credit (including related letter of credit applications and reimbursement obligations), mortgages, security agreements, pledge agreements, deeds of trust, bonds, notes, guarantees, surety obligations, licenses, franchises, permits, leases, operation, exploration, exploitation and/or royalty agreements and any other agreements, contracts, sub-contracts, instruments, obligations, offers, commitments, arrangements and understandings, written or oral, to which the Company is a party or by which the Company or its properties or assets (including the Mining Projects) are bound or affected, in each case as amended, supplemented, waived or otherwise modified.

          “Control” (including the terms “controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, a trust, by contract or credit arrangement, as trustee or executor, or otherwise.

          “Controlling Shareholders” means the Persons that, directly or indirectly, control the majority of the shares representative of the capital stock of the Purchaser, as the same are identified in the Voting Agreement.

          “Credit Facilities” means the revolving term credit facility under the Fifth Amended and Restated Credit Agreement, dated April 25, 2012 entered into by and between (i) The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as joint lead arrangers and joint book runners; (ii) The Bank of Nova Scotia, as administrative agent; (iii) Canadian Imperial Bank of Commerce, as syndication agent; (iv) Commonwealth Bank of Australia and The Toronto-Dominion Bank, as co documentation agents; and (v) The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Citibank, N.A., Canada Branch, Commonwealth Bank of Australia, Royal Bank of Canada, The Toronto-Dominion Bank, UBS Loan Finance, LLC and the several lenders from time to time party to the credit agreement, as lenders, in favor of AuRico Gold as borrower, up to the amount equal to USD$250,000,000.

          “Derivative Transactions” means any derivative transaction including, without limitation, exchange-traded derivatives or over-the-counter derivatives such as options, futures, forwards, foreign- exchange swaps, interest-rate swaps or similar transactions.

          “disclosed in writing” means disclosed in writing by the Sellers to the Purchaser in the Seller Disclosure Schedule.

          “Designees” means one or more of the Purchaser’s designees, and the Purchaser shall notify Sellers in writing at least five (5) Business Days prior to the Closing Date on the name, address and tax identification number of Purchaser and its designees in order for Seller to make the entries in the stock registry book and endorsements in share certificates as required by Law.

          “Dollars” or “USD$” means the currency of the United States.

          “Environmental Law” means any Law or Official Mexican Standard (Norma Oficial Mexicana, or NOM) relating to (i) environmental impact; (ii) hazardous wastes, (iii) special management wastes; (iv) solid urban wastes; (v) air emissions, (vi) water supply, usage, and wastewater; (vii) soil contamination; (viii) noise; and (ix) land use, including (a) the General Law of Ecological Balance and Environmental Protection, and its regulations (Ley General del Equilibrio Ecológico y la Protección al Ambiente or LGEEPA), (b) the General Law for the Prevention and Integral Management of Wastes, and its regulations (Ley General para la Prevención y Gestión Integral de los Residuos or LGPGIR), (c) the National Water Law and its regulations (Ley de Aguas Nacionales or LAN), (d) the General Law for Forestry Sustainable Development and its Regulations (Ley General de Desarrollo Forestal Sustentable or LGDFS), (e) the General Wildlife Law and its Regulations (Ley General de Vida Silvestre or LGVS), among others.

          “Exchanges” means the Toronto Stock Exchange and/or the New York Stock Exchange.

          “Financial Statements” means (i) the unaudited financial statements of the Company (a) as at the end of and for the six (6) month period ended on the Reference Balance Sheet Date (including the Reference Balance Sheets included therein), and (b) as at the end of and for each month thereafter until the date hereof and the Closing Date as provided in Section 6.8(c), and (ii) the unaudited financial statements of the Company as at the end of and for the years ended December 31, 2010 and December 31, 2011 including in each case a balance sheet, a statement of income, a statement of stockholders’ equity and a statement of cash flows.

          “Governmental Approval” means any Consent of, with or to any Governmental Authority.

          “Governmental Authority” means (i) any domestic or foreign government, whether national, state, local, municipal or other political subdivision thereof; (ii) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of Mexico, Canada or the United States, any state or province of Mexico, Canada or of the United States or any political subdivision thereof; (iii) any court, tribunal or arbitrator; or (iv) any securities or prosecutorial authority or other quasi-governmental authority or body, including the Exchanges, the BMV, and any self-regulatory organization.

          “Governmental Damages” means (i) any administrative, civil or criminal penalties or fines paid or payable to a Governmental Authority; (ii) any restitution paid to a third party, in any case resulting from the (a) conviction (including as a result of the entry of a guilty plea, a consent judgment, or other similar event under applicable Law) of the Company of a crime or (b) settlement with a Governmental Authority for the purpose of closing a Governmental Investigation; or (iii) any injunctive relief or requirement to alter business practices.

          “Governmental Investigation” means an investigation by a Governmental Authority which could result in the imposition of criminal sanctions or administrative or civil penalties, fines or injunctions on the Company.

          “IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as amended or supplemented from time to time.

          “Indebtedness” means, as to any Person, (i) all obligations of such Person for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured); (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments; (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business; (iv) all interest rate and currency swaps, caps, collars and similar agreements or hedging or Derivative Transactions under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency; (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (vi) all obligations of such Person under leases which have been or should be, in accordance with IFRS, recorded as capital leases; (vii) all indebtedness secured by any lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person; and (viii) all joint and several obligations and/or guarantees by such Person of the indebtedness of any other Person (including “avales” and “obligaciones solidarias”).

          “Intellectual Property” means trademarks, service marks, trade names, trade dress, copyrights, and similar rights, including registrations and applications to register or renew the registration of any of the foregoing, letters patent and patent applications, and inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, and all similar intellectual property rights, tangible embodiments of any of the foregoing (in any medium including electronic media), and licenses of any of the foregoing (but excluding commercially available off-the-shelf software).

          “Intercompany Debt” means (i) all Indebtedness owing from the Company to the Sellers or any of their Affiliates (other than the Company); and (ii) all Indebtedness owing from the Sellers or any of their Affiliates (other than the Company) to the Company.

          “Knowledge” means, with respect to any matter, the actual knowledge of a Person or its chief executive officer, chief financial officer and chief operations officer or individuals occupying corresponding positions and, with respect to the Sellers and the Company, additionally the individuals listed in Exhibit B hereto, after making reasonable inquiries.

          “Law” means all applicable provisions of all (i) constitutions, treaties, statutes, laws (whether federal, state or local law (including the common and civil law)), codes, rules, regulations, ordinances or orders of any Governmental Authority; (ii) Governmental Approvals; (iii) Orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority; and (iv) any administrative rule or order of general application issued by any Governmental Authority.

          “Leases” means the real property leases, subleases, licenses and occupancy agreements pursuant to which the Company is the lessee, sublessee, licensee, user or occupant of real property used in or held for use in connection with, necessary for the conduct of, or otherwise material to, the Business and the Mining Projects.

          “Lien” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim of any nature (contingent or otherwise), security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, ownership limitation, voting trust agreement, interest, option, right of any other Person, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever or any rights of third parties, including but not limited to such Liens as may arise under any Contract but excluding in all cases Permitted Liens.

          “Litigation” means any action, cause of action, claim, demand, suit, proceeding, attachment, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, in law or in equity, pending or threatened, by or before any court, tribunal, arbitrator or other Governmental Authority.

           “Los Jarros Exploration Project” means the gold and silver exploration rights over the mining projects optioned by Valdez Gold Corp., covering 43,255 hectares of mineral rights as more particularly described in Exhibit A hereto.

          “Losses” means any and all losses, damages, reasonable costs, reasonable expenses, liabilities, settlement payments, awards, judgments, fines, obligations, claims, deficiencies of any kind, but excluding any punitive, exemplary, special, consequential or incidental damages, except to the extent recovered by third parties in connection with a Third Party Claim.

          “Material Adverse Change” or “Material Adverse Effect” means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, with all other such changes, effects, events, occurrences or state of facts, that is or would reasonably be expected to be material and adverse to the financial condition, business, results of operations, assets or liabilities of the Company; provided that, subject as hereinafter set forth in this definition, no change, effect, event, occurrence or state of facts relating to any of the following, either individually or in the aggregate, shall constitute (or be taken into account in determining the occurrence of) a Material Adverse Change or Material Adverse Effect:

          (i)      general political, economic or financial conditions in Canada, the United States, Europe, Mexico or elsewhere;

          (ii)     the state of (including any changes in) credit, banking, currency or capital markets generally in Canada, the United States, Europe, Mexico or elsewhere (including the failure of any financial institution, whether or not AuRico Gold has credit arrangements or other business dealings with such financial institution, or the imposition of any limitation (whether or not mandatory) by any Governmental Authority on the extension of credit generally by financial institutions);

          (iii)     any changes in currency exchange rates, interest rates, monetary policy or inflation;

          (iv)    conditions generally affecting the mining industry as a whole;

          (v)      any change in the market price for gold, silver or other commodities;

          (vi)   any change in Laws or in the interpretation, application or non-application of Laws by any Governmental Authority, or proposed change in any Laws;

          (vii)   any change in IFRS;

          (viii)    any national or international, political or social conditions (including, the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military, militant or terrorist attack (or any escalation or worsening thereof);

          (ix)     the execution, announcement, existence or performance of this Agreement or the consummation of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the employees of the Company, the performance by the employees of the Company or their productivity or the activity in respect of the Business, except due to a breach of the Sellers under this Agreement or gross negligence or wilful misconduct on the part of the Sellers;

          (x)      any failure by AuRico Gold or the Company to meet any public estimates or expectations of AuRico Gold, except due to gross negligence or wilful misconduct on part of the Sellers;

          (xi)     any matters disclosed in this Agreement or disclosed in writing; or

          (xii)    any action or inaction taken by any of the Sellers or the Company to which the Purchaser has expressly consented to in writing or as permitted by this Agreement.

          “Mexico” means the United Mexican States.

          “Mining Concessions and Rights” means the concession titles granted by the Ministry of Economy (Secretaría de Economía) in favor of the Company to explore and exploit the Ocampo Mine and the exploration rights derived from the Venus Exploration Project and the Los Jarros Exploration Project.

          “Ocampo Mine” means the block of mining concessions for gold and silver located in the State of Chihuahua, México, as more particularly described in Exhibit A hereto.

          “Order” means any order, injunction, judgment, decree, ruling, writ, assessment, determination, decision, stipulation or arbitration award.

          “Organizational Documents” means, as to any Person, its certificate or articles of incorporation, by-laws (estatutos sociales), corporate minute books, stock registries or ledgers, capital variations book and other organizational documents.

          “Orion JV Terms” means the summary of terms and conditions attached hereto as Exhibit C, that will be reflected consistently in the Shareholders’ Agreement which will govern the operation and management of Nayarit Gold de México or its assets and the rights and obligations of Purchaser (or any of its designees) and Nayarit Gold (or any of its successors), as shareholders of Nayarit Gold de México or any other entity incorporated for purposes of the Orion Joint Venture.

          “Permitted Liens” means (i) Liens reserved against in the Reference Balance Sheets, to the extent so reserved; (ii) the terms and conditions of the Mining Concessions and Rights or Leases and any reservations or exceptions contained in the Mining Concessions and Rights or other original grant of rights underlying or related to the Mining Projects, (iii) any Lien, right or royalty vested in favour of any Governmental Authority arising under Laws; (iv) the regulations and any rights reserved to or vested in any Governmental Authority to levy Taxes or to control or regulate any of the assets of the Company in any manner; (v) easements, rights of way, servitudes or other similar rights, such as rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires, (vi) undetermined or inchoate Liens incurred or created in the ordinary course of business as security for the Company’s share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Closing Date; (vii) security given to a public utility or any Governmental Authority when required in the ordinary course of business; (viii) undetermined or inchoate mechanics’ Liens and similar Liens for which payment for services rendered or goods supplied is not delinquent as of the Closing Date; or (ix) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company in accordance with IFRS.

          “Person” means any individual, partnership, association, trust, joint venture, corporation or other organization, group or subgroup, or any Governmental Authority.

          “Purchaser Board” means the board of directors of Purchaser as the same is constituted from time to time.

          “Purchaser Circular” means the information circular (Declaración de Información en caso de Reestructuraciones Societarias) to be publicly filed by the Purchaser on the Business Day following publication of the call for the Purchaser Shareholders Meeting, in accordance with the applicable Law.

          “Purchaser Shareholders” means the shareholders of Purchaser.

          “Purchaser Shareholders Meeting” means the ordinary shareholders meeting of Purchaser, including any adjournment or postponement thereof, convened for purposes of approving the Transaction, among other matters.

          “Purchaser Transaction Resolution” means the special resolution of the Purchaser Shareholders approving the Transaction to be considered at the Purchaser Shareholders Meeting.

          “Records” means, with respect to any Person, the contracts, commitments, reports, files, data correspondence and records of such Person, including but not limited to documents in paper form, data and information in electronic form and sound recordings videotapes, films, photographs, charts, graphs, maps, plans, surveys, books of account.

          “Reference Balance Sheets” means, collectively, the unaudited balance sheets of the Company for the six (6) month period ended on the Reference Balance Sheet Date, which balance sheets are included in the Financial Statements.

          “Reference Balance Sheet Date” means June 30, 2012.

          “Representatives” means, as to any Person, its accountants, auditors, lenders, counsel, consultants (including actuarial, environmental and industry consultants), officers, directors, employees, attorneys-in-fact, agents and other advisors and representatives.

          “Seller Group” means the Sellers and until the consummation of the Closing, the Company.

          “Services Agreements” means the Personnel Secondment Services Agreements entered into by and between AuRico México and each of the members of the Strata HR Group, copy of which are attached hereto as Exhibit D.

          “Shareholders’ Agreement” means the Shareholders’ Agreement to be entered into as of the Closing Date by and between the Purchaser (or any of its Designees) and Nayarit Gold (or any of its successors) according to Orion JV Terms.

          “Strata HR Group” means Compañía Técnica Minera, S.A. de C.V., Administración Corporativa para la Minería, S.A. de C.V., Strata HR and Outsourcing, S.A. de C.V., Strata HR and Outsourcing Consulting, S.A. de C.V., and Strata HR and Outsourcing Supervisión, S.A. de C.V.

          “Subsidiary” means, with respect to any Person, any other Person controlled by such Person, whether through the ownership of voting securities, by contract or otherwise and, with respect to the Company, any other Person controlled by the Company, whether through the ownership of voting securities, by contract or otherwise.

          “Tax” means any federal, state, local, municipal, other government or subdivision or agency of any thereof or foreign income, corporation, alternative, minimum, accumulated earnings, personal holding company, advance corporation, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental, real property, personal property, ad valorem, occupancy, license, franchise or other governmental, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).

          “Tax Return” means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          “United States” means the United States of America.

          “Venus Exploration Project” means the mining concessions optioned from Mexicana de Cananea, S.A. de C.V. and a private individual, which collectively cover 5,259 hectares of mineral rights, as more particularly described in Exhibit A hereto.

          “Voting Agreement” means the voting agreement (including all amendments thereto) by and among the Controlling Shareholders, copy of which is attached hereto as Exhibit F.

          (c)      The following terms are defined in the Sections specified opposite such terms below:

Term	Section

Agreement	Preamble
AuRico Gold	Preamble
AuRico Gold Holdings	Preamble
AuRico México	Recitals
CFC	Section 4.10(g)
CFC Authorization	Section 4.10(g)
Closing	Section 3.1
Closing Date	Section 3.1
Company	Recitals
Company Returns	Section 6.10
Ejido Property	Section 4.9(c)
Eligible Insurance Proceeds	Section 9.5(d)
Employee Transfer	Section 6.13(c)
Equipment	Section 4.9(f)
Government Mandated Plans	Section 4.15(c)
ICC	Section 10.4(a)
ICC Rules	Section 10.4(a)
Indemnified Party	Section 9.5(a)
Indemnifying Party	Section 9.5(a)
Leased Real Property	Section 4.9(e)
Material Contracts	Section 4.12(b)
Materials	Section 6.9
Mining Projects	Recitals
Notice of Insurance	Section 9.5(d)
Nayarit Gold	Recitals
Nayarit Gold de México	Recitals
Outside Date	Section 3.3(e)
Orion Joint Venture	Recitals
Owned Real Property	Section 4.9(a)

Term	Section

Plan Beneficiaries	Section 4.15(c)
Plans	Section 4.15(c)
Purchase Price	Section 2.2(a)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article 5
Purchaser Indemnified Parties	Section 9.1(a)
Purchaser Recommendation	Section 6.22
Real Property	Section 4.9(e)
Real Property Approvals	Section 4.9(i)
Real Property Laws	Section 4.9(h)
Retained Information	Section 6.3(a)
Seller Disclosure Schedule	Article 4
Seller Indemnified Parties	Section 9.1(b)
Seller Marks	Section 6.9
Seller Returns	Section 6.10
Sellers	Preamble
Third Party Claim	Section 9.5(a)
Transaction	Recitals

ARTICLE 2
SALE AND PURCHASE OF COMPANY SHARES

2.1      Sale and Purchase of Company Shares. Upon the terms and subject to the conditions contained herein, on the Closing Date, the Sellers shall, or shall cause their Affiliates to, sell, assign, transfer, convey and deliver to the Purchaser (and the Designees) all of the right, title and interest of the Sellers in and to the Company Shares, free and clear of all Liens, and the Purchaser (and the Designees) shall purchase the Company Shares from the Sellers or their Affiliates.

2.2      Purchase Price.

          (a)      The aggregate cash purchase price for the Company Shares and for the initial equity participation of Purchaser in the Orion Joint Venture shall be the total amount of Seven Hundred and Fifty Million Dollars (USD$750,000,000) (the “Purchase Price”). Upon the terms and subject to the conditions contained herein, on the Closing Date, the Purchaser shall pay to the Sellers the Purchase Price, as described in Article 3, by wire transfer of immediately available funds to the accounts of the Sellers and pursuant to the purchase price allocation to be advised to Purchaser by AuRico Gold in writing at least five (5) Business Days prior to the Closing Date.

2.3      Taxes. For purposes of Taxes payable under the Laws of Mexico, as a consequence of the consummation of the Transaction, the Sellers shall have the option, each of them severally, to appoint a representative of their choice to carry out the payment of applicable Taxes arising as a result of the Transaction based on their respective net gain, and the Sellers shall comply as necessary with all other Tax requirements in Mexico for such appointment to take effect and to avoid any withholding of the Purchase Price by Purchaser, as applicable.

ARTICLE 3
CLOSING AND TERMINATION

3.1      Closing Date. Subject to the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 hereof (or if capable of waiver, the waiver thereof by the party entitled to waive that condition), the closing of the transactions contemplated by this Agreement and in the Ancillary Agreements, including, without limitation, the sale and purchase of the Company Shares provided for in Section 2.1 hereof (the “Closing”) shall take place at 8:00 a.m. (local time) at the offices of Forastieri y Roqueñi, S.C., located at Prolongación Paseo de la Reforma 600-201, Santa Fe, México, Distrito Federal 01210, México (or at such other place as the Sellers and the Purchaser may designate in writing), on such date as may be agreed upon by the Sellers and the Purchaser that is within two (2) Business Days after the satisfaction of or, if capable of waiver, waiver of the conditions set forth in Article 7 hereof (other than those conditions that by their nature are to be satisfied at the Closing), or on such other time and date as may be agreed upon by the Sellers and the Purchaser. The date on which the Closing is held and completed is referred to in this Agreement as the “Closing Date”.

3.2      Transactions on the Closing Date. On the Closing Date:

          (a) the Sellers shall deliver or cause to be delivered to the Purchaser (and the Designees) the stock certificates representing the Company Shares endorsed in the name of the Purchaser (and the Designees), together with (i) a certificate issued by the secretary of the board of directors of the Company, certifying that the Purchaser (and the Designees) has been registered as the owner of such Company Shares free and clear of all Liens in the stock registry book (libro de registro de acciones) of the Company;

          (b)      the Purchaser shall deliver to the Sellers payment of the Purchase Price;

          (c)      the Sellers shall deliver, or cause to be delivered, to the Purchaser each of the certificates, agreements and other documents set forth in Section 8.1 hereof; and

          (d)      the Purchaser shall deliver to the Sellers each of the certificates and other documents set forth in Section 8.2 hereof.

3.3      Termination of Agreement. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

          (a)      by mutual written consent of AuRico Gold (on its own behalf and on behalf of the Sellers) and the Purchaser;

          (b)      by AuRico Gold (on its own behalf and on behalf of the Sellers) or the Purchaser if (i) there shall be in effect a final non-appealable Order of a Governmental Authority of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated hereby, or (ii) after the date hereof, there shall be enacted or made any applicable Law that makes the consummation of the transaction contemplated hereby illegal or otherwise prohibited or enjoins any of the Sellers or Purchaser from consummating the transaction contemplated hereby and such applicable Law or enjoinment shall have become final and non-appealable;

          (c)      by the Purchaser (but only if the Purchaser is not in material breach of any of its obligations hereunder), if (i) (A) the Sellers have breached any of their representations, warranties, covenants or agreements contained in this Agreement such that one or more conditions to the Closing set forth in Section 7.1 are not capable of being satisfied by the Outside Date and (B) such breach shall not have been waived in writing by the Purchaser or, if capable of being cured, shall not have been cured in all material respects to Purchaser’s satisfaction, acting reasonably, within fifteen (15) Business Days after receipt by the Sellers of written notice of such breach from the Purchaser, or (ii) (A) all of the conditions to the Closing set forth in Sections 7.1 and 7.2 shall have been satisfied or, if capable of waiver, waived and (B) the Sellers shall have failed to consummate the Closing within two (2) Business Days after receipt by the Sellers of written notice from the Purchaser stating that the Purchaser is prepared to consummate the Closing as specified in Section 3.1;

          (d)      by AuRico Gold (on its own behalf and on behalf of the Sellers, but only if the Sellers are not in material breach of any of their obligations hereunder), if (i) (A) the Purchaser has breached any of its representations, warranties, covenants or agreements contained in this Agreement such that one or more conditions to the Closing set forth in Section 7.2 are not capable of being satisfied by the Outside Date and (B) such breach shall not have been waived in writing by the Sellers or, if capable of being cured, shall not have been cured in all material respects to the Seller’s satisfaction, acting reasonably, within fifteen (15) Business Days after receipt by the Purchaser of written notice of such breach from the Sellers, or (ii) (A) all of the conditions to the Closing set forth in Sections 7.1 and 7.2 shall have been satisfied or, if capable of waiver, waived and (B) the Purchaser shall have failed to consummate the Closing within two (2) Business Days after receipt by the Purchaser of written notice from the Sellers stating that the Sellers are prepared to consummate the Closing as specified in Section 3.1;

          (e)      by AuRico Gold (on its own behalf and on behalf of the Sellers) or the Purchaser if the Closing Date has not occurred by March 29, 2013 (the “Outside Date”) except that the right to terminate this Agreement under this Section 3.3(e) shall not be available to any party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur by such Outside Date;

          (f)      by AuRico Gold (on its own behalf and on behalf of the Sellers) if the Purchase Transaction Resolution shall have failed to receive the requisite votes for approval from the Purchaser Shareholders at the Purchaser Shareholders Meeting;

          (g)      by AuRico Gold (on its own behalf and on behalf of the Sellers) if any of the conditions set forth in Section 7.2 are not satisfied, and such conditions are incapable of being satisfied by the Outside Date; or

          (h)      by Purchaser, if any of the conditions set forth in Section 7.1 are not satisfied and such conditions are incapable of being satisfied by the Outside Date.

          Notwithstanding the foregoing, the terminating party shall not be entitled to terminate this Agreement pursuant to this Section 3.3, if such party’s intentional breach of this Agreement has prevented the satisfaction of a condition to the Closing.

3.4      Termination Procedure. Any valid termination pursuant to Section 3.3 shall be effected by a written notice signed by the terminating party or parties and delivered to the other party or parties, which notice shall specify the section hereof pursuant to which this Agreement is being terminated. Upon receipt by the other party or parties of such written notice, provided such termination is valid, this Agreement shall terminate forthwith, and the Transaction hereunder shall be extinguished, without further action by the Purchaser or the Sellers.

3.5      Survival and Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination; provided, however, that the obligations of the parties set forth in this Section 3.5 (Survival and Effect of Termination), Section 6.2 (Publicity) and Article 10 (other than Section 10.8), together with any relevant terms defined in Section 1.1(b), shall survive any such termination and shall be enforceable hereunder; provided, further, however, that nothing in this Section 3.5 shall relieve any party hereto of any liability for a breach of this Agreement prior to its termination pursuant to Section 3.3. The provisions of Sections 4.20, 5.7, 6.1(b), 6.3, 6.9, 6.13, 6.15, 6.18, 6.23, 6.25, Article 9 and Article 10 shall survive the Closing Date and remain in full force and effect in accordance with their terms along with any other provisions of this Agreement which expressly survives the Closing Date. Neither the termination of this Agreement nor the Closing Date shall constitute a termination of the confidentiality provisions contained in the Confidentiality Agreement which shall continue in full force and effect in accordance with its terms.

3.6      Joint and Several Obligation. If any Affiliate of the Sellers is the registered owner of any of the Company Shares on the Closing Date, the parties agree that the Sellers and such Affiliate shall be jointly and severally obligated to deliver such Company Shares to the Purchaser at the Closing, upon the terms and subject to the conditions set forth in this Agreement, as though such Affiliate were a “Seller” under this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

          Except as set forth in the corresponding Sections or subsections of the Sellers’ disclosure schedule (the “Seller Disclosure Schedule”) (or in another section of the Seller Disclosure Schedule to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section), delivered to the Purchaser by the Sellers prior to entering into this Agreement, each of the Sellers hereby jointly and severally represents and warrants to the Purchaser that:

4.1      Authorization; No Conflicts.

          (a)      Authorization. Each of the Sellers is duly organized and validly existing under the Laws of its jurisdiction of organization or incorporation, and has full corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Sellers of this Agreement and the Ancillary Agreements to which either of the Sellers is a party, the performance of their obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite action of such Sellers. Each Seller has duly executed and delivered this Agreement and, at or prior to the Closing, each Seller, the Company, or its Affiliates, will have duly executed and delivered the Ancillary Agreements to which it is a party. Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligation of the Sellers, the Company, or their respective Affiliates, enforceable against each of them in accordance with its respective terms.

          (b)      No Conflicts. The execution, delivery and performance of this Agreement and the Ancillary Agreements by each of the Sellers or their Affiliates party hereto or thereto, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), create in any other Person a right or claim of termination or right to amend or modify, or result in the acceleration or cancellation of, or result in the creation of any Lien (or any obligation to create any Lien) upon any of the properties or assets of the Company (including the Mining Projects) or any of the Sellers or their Affiliates, under (i) any Law applicable to any of the Sellers or their Affiliates party to this Agreement or any Ancillary Agreement, the Company, or any of its properties or assets (including the Mining Projects), (ii) any provision of any of the Organizational Documents of any of the Sellers or their Affiliates, or (iii) any Contract (other than a Consent required under the Credit Facilities), or any other agreement or instrument to which the Company or any of the Sellers or their Affiliates is a party, or by which any of its properties or assets (including the Mining Projects), may be bound (including, without limitation, any Governmental Approval or other Consent applicable thereto).

4.2      Capitalization.

          (a)      Schedule 4.2(a) contains a complete and correct description of the shares of stock or other equity interests of the Company (as the same may be increased or decreased by way of issuance to the Sellers or their Affiliates of Company Shares or cancellation of Company Shares owned by the Sellers or their Affiliates in connection with the settlement of Intercompany Debt). Except as disclosed in Schedule 4.2(a), all of such outstanding shares of stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable, and are owned beneficially and of record by the Sellers or their Affiliates set forth on Schedule 4.2(a), in the amounts stated therein, free and clear of any Liens other than the Liens pursuant to the Credit Facilities. There are no other shares of stock or other equity interests of the Company issued, reserved for issuance or outstanding, and there are no pre-emptive or similar rights on the part of any holders of any class of securities of the Company, except for the statutory pre-emptive rights contemplated in the Mexican General Law of Commercial Companies ( Ley General de Sociedades Mercantiles), and the Organizational Documents of the Company. Except for this Agreement, no subscriptions, options, calls, warrants, conversion or other rights, agreements, commitments, arrangements or understandings of any kind obligating any of the Sellers or their Affiliates or any other Person, contingently or otherwise, to issue, encumber or sell, or cause to be issued, encumbered or sold, any shares of capital stock of any class of or other equity interest in the Company or any securities convertible into or exchangeable for any such shares or equity interest, are outstanding, and no authorization therefor has been given or promise therefor has been made. Assuming that all the conditions set forth in Article 7 hereof are satisfied or waived pursuant to this Agreement, upon delivery at the Closing of the documents referred to in Article 8 and the Sellers’ receipt of the Purchase Price, good and valid title to the Company Shares will pass to the Purchaser (and the Designees) free and clear of all Liens.

4.3      Corporate Status of the Company.

          (a)      Organization. AuRico México is duly authorized by its Organizational Documents to perform gold and silver mining activities in Mexico. The Company is duly organized and validly existing under the Laws of Mexico and has full corporate power and authority to (i) conduct its Business and (ii) to own or lease and to operate its properties and assets (including the Mining Projects) as and in the places it presently operates.

          (b)      Qualification. The Company has all Governmental Approvals that are required (including by the rules of any applicable self-regulatory organization) to enable it to own, lease or otherwise hold its properties and assets (including the Mining Projects), and to conduct its Business as presently conducted, except where the failure to do so would not have a Material Adverse Effect.

          (c)      Organizational Documents. The Sellers have made available to the Purchaser complete and correct copies of the Organizational Documents and the Books of the Company, as amended, modified or waived through and in effect on the date hereof. The Organizational Documents of the Company are in full force and effect as of the date hereof.

          (d)      Subsidiaries. Except as set forth in Schedule 4.3(d), the Company (i) has no Subsidiaries and (ii) does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

4.4      Financial Statements.

          (a)      The Financial Statements in Schedule 4.4(a) are complete and correct in all material respects, have been derived from the accounting books and records of the Company and have been prepared in accordance with IFRS applied on a consistent basis throughout the periods presented in the Financial Statements, subject, in the case of interim unaudited Financial Statements, only to normal recurring year-end adjustments. The balance sheets included in the Financial Statements present the financial position of the Company as at the respective dates thereof, and the statements of income, statements of stockholder’s equity and statements of cash flows included in such Financial Statements present the results of operations and cash flows of the Company for the respective periods indicated.

          (b)      The accounting records of the Company comply in all material respects with the Laws of Mexico and are maintained in accordance with IFRS applied on a consistent basis.

          (c)      The Company maintains systems of internal accounting control sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of Financial Statements in conformity with IFRS, (iii) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (iv) the books, records and accounts of the Company reflect, in reasonable detail, the transactions and the assets of the Company and are in compliance with all Laws, (v) the Company has not engaged in any transaction, maintained any bank account or used funds except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of the Company, and (vi) the documentation pertaining thereto is retained and protected, in accordance with applicable Laws.

4.5      Undisclosed Liabilities. The Company does not have any liabilities or obligations of any nature, whether fixed or unfixed, choate or inchoate, liquidated or non-liquidated, secured or unsecured, known, unknown, absolute, accrued, contingent or otherwise, whether due or to become due that would be required to be included in the Financial Statements under IFRS, as and to the extent disclosed or reserved against in the Reference Balance Sheets of the Company or specifically disclosed in the notes thereto, or for liabilities and obligations incurred after the Reference Balance Sheet Date, in the ordinary course of business consistent with past practice.

4.6      Affiliate Transactions. Each of the Affiliate Arrangements has been entered into in compliance in all material respects with the applicable Laws and is on terms and conditions as favorable to the Company that is party thereto as would have been obtainable by it at the time in a comparable arm’s length transaction with a Person other than the Sellers or their Affiliates and the Company has prepared and maintained and/or filed with the competent Governmental Authorities the corresponding appraisals or valuation reports (estudios de precios de transferencia) in connection with such Affiliate Arrangements, if so required by the applicable Laws. The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not (either alone, or upon the occurrence of any act or event, or with the lapse of time, or both) result in any payment arising or becoming due from the Company to (i) the Sellers or (ii) to any Affiliates, directors or officers of the Sellers, in each case under any Affiliate Arrangement.

4.7      Tax Matters.

          (a)      Delivery of Tax Returns. Except as set forth on Schedule 4.7(a), all Tax Returns relating to the Company that were required to be filed on or before the Closing Date have been duly and timely filed in the manner prescribed by the applicable Laws and, are true, correct and complete in all material respects, and all Taxes shown as owing on such Tax Returns have been duly and punctually paid. The Company is not currently under a liability to pay any fine, surcharge, penalty or interest in connection with any Taxes, and the Company is not currently the beneficiary of any extension of time within which to file any Tax Return or to pay any tax in instalments. The Sellers and the Company has maintained all material documents and records relating to such Tax Returns as are required by applicable Law. The Financial Statements reflect a full and adequate provision or reserve (including deferred Taxes) calculated in accordance with IFRS for all Taxes payable or that may be asserted to be payable by the Company in connection with any event being or occurring on or before the date of the Financial Statements, or any income earned, accrued or received for all taxable periods or portions thereof through the date of the Financial Statements. No Tax Return of the Company is or has been, during the last five (5) years, under audit or examination by any Governmental Authority, and no written notice of such an audit or examination has been received by the Company. The Sellers have caused the Company to deliver, and the Company has delivered and made available to Purchaser documents setting forth as of the date hereof the dates of the most recent audits or examinations, if any, of the Company by the relevant Governmental Authority in respect of Taxes for all taxable periods for which the applicable statute of limitations has not yet expired.

          (b)      Waivers and Extensions. The Company has not (i) waived any statute of limitations, (ii) agreed to any extension of the period for assessment or collection or (iii) executed or filed any power of attorney with respect to Taxes, which waiver, agreement or power of attorney is currently in force.

          (c)      Tax Sharing Agreements. The Company (i) is not a party to or bound by nor has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement or (ii) is not, nor has been a member of any group of companies filing a consolidated, combined or unitary Tax Return. No event, transaction, act or omission has occurred which could result in the Company becoming liable to pay or to bear any Taxes as a transferee, successor, joint and several obligor, or otherwise which is primarily or directly chargeable or attributable to any other Person, nor does the Company have any actual or contingent liability to any other Person in respect of any actual, contingent, or deferred liability of such Person for Taxes.

4.8      Assets.

          (a)      Each and all of the Sellers’ mining exploration, exploitation and production activities in Mexico in respect of the Mining Projects are performed through the Company. The Company has good and marketable title and possession to all the owned assets reflected on the Reference Balance Sheet or thereafter acquired, other than as set forth in Schedule 4.8(a) or otherwise disposed of since the date of the Reference Balance Sheet in the ordinary course of business, in each case free and clear of all Liens, except for the Liens under the Credit Facilities.

          (b)      The assets reflected in the Reference Balance Sheet, together with any additions or subtractions thereto, comprise all of the owned material assets currently used or held for use by the Company to conduct the Business and the Mining Projects, and are collectively sufficient to provide the Company with the means and capability to conduct the Business and the Mining Projects as presently conducted. The items of tangible personal property reflected in the Reference Balance Sheet are generally in good working order, ordinary wear and tear excepted, consistent with age. The Sellers and the Company has complied with all applicable Laws and have obtained all Governmental Approvals related to or required to use, transport, import and dispose of any of its material assets, and have paid all Taxes applicable to such material assets except where the failure to so comply, obtain and pay would not have a Material Adverse Effect.

          (c)      Schedule 4.8(c) contains a list of all material leased assets or equipment used by the Company to conduct the Business and the Mining Projects, with indication of the corresponding lease agreement (financial or otherwise, written or oral).

          (d)      The Company (i) does not own or use any material Intellectual Property for the operation and management of the Business and the Mining Projects as presently conducted. To the Sellers’ Knowledge, the Company is not infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of any Person and (ii) has not received any written charge, complaint, claim, demand or notice during the past two (2) years alleging any such infringement, misappropriation, dilution or violation (including any claim that the Company must license or refrain from using any Intellectual Property rights of any Person).

4.9      Real Property.

          (a)      Schedule 4.9(a) sets forth the address, description and property deed of (i) each parcel of the real properties owned by the Company (the “Owned Real Property”), and (ii) each easement, right of way, or occupations created on or to which the Real Property is subject to.

          (b)      With respect to each parcel of the Owned Real Property:

          (i)      the Company has good and marketable title, and at Closing, each such Owned Real Property will be free and clear of all Liens;

          (ii)     where applicable, the incorporation to the private property regime of any Owned Real Property, formerly under an ejido regime, was effected under the terms and conditions of applicable Law including without limitation, of the Mexican Agrarian Law (Ley Agraria), except where the failure to so effect would not have a Material Adverse Effect;

          (iii)    where applicable, all the assemblies, notices and/or other acts and/or procedures required under the Mexican Agrarian Law (Ley Agraria) for the incorporation of any Owned Real Property, were performed, except where the failure to so perform would not have a Material Adverse Effect;

          (iv)     where applicable, all expropriation procedures over Owned Real Property were carried out in compliance in all material respects with applicable Law, including, without limitation, the Mexican Expropriation Law (Ley de Expropiación);

          (v)      except as set forth in Schedule 4.9(b)(v), the Company has not leased or otherwise granted to any Person the right of use or occupy such Owned Real Property or any portion thereof; and

          (vi)    there are no outstanding options, rights of first offer or rights of first refusal to purchase, lease or otherwise use or occupy such Owned Real Property or any portion thereof or interest therein.

          (c)      Schedule 4.9(c) contains a list of each parcel of real estate subject to propiedad ejidal or propiedad comunal subject to which the Company has rights (the “Ejido Property”), and a description of its use and the status of incorporation to the private property regime, if applicable, of such parcels.

          (d)      With respect to each parcel of the Ejido Property:

          (i)      the Company has the legal right pursuant to applicable Law to occupy, use, and/or exploit any such Ejido Property;

          (ii)     there is no assembly, notice or act regarding the Ejido Property that is being contested and/or that may be null or void pursuant to the Mexican Agrarian Law (Ley Agraria), and

          (iii)    none of is part of any Litigation, claim or similar action by a third party claiming the ownership of any such parcel.

          (e)      Schedule 4.9(e) sets forth the address of all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, facilities or other interest in real property held by the Company (including over Ejido Property) (the “Leased Real Property” and, collectively with the Owned Real Property and the Ejido Property, the “Real Property”). The Sellers have delivered to Purchaser true and complete copies of all Leases for Leased Real Property, and in the case of any oral Lease, a written summary of the material terms of each Lease. Except as set forth in Schedule 4.9(e), with respect to each of the Leases:

          (i)      such Lease is in full force and effect and is legal, valid, binding and enforceable against the Company;

          (ii)     the transaction contemplated by this Agreement does not require the Consent of the other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

          (iii)    the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no disputes or Litigation with respect to such Lease;

          (iv)     no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

          (v)      the other party to such Lease is not Affiliate of, and otherwise does not have any economic interest in the Company;

          (vi)     the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, and

          (vii)    there are no Liens on the estate or interest created by such Lease.

          (f)      The Real Property represents all the real estate assets required to conduct the Business and the Mining Projects as presently conducted, and the Mining Projects do not operate within, or occupy parcels or real estate assets other than the Real Property. All buildings, mills, structures fixtures, building systems and equipment, and all components thereof, included in the Real Property (the “Equipment”), are in good condition and repair (ordinary wear and tear excepted, consistent with age) and are sufficient for the present operation of the Business and the Mining Projects.

          (g)      Except as set forth in Schedule 4.9(g) there is no condemnation, expropriation, invasions and other proceeding in eminent domain, pending or, to the Sellers’ Knowledge, threatened, affecting any parcel of the Real Property or the Equipment, or any portion thereof or interest therein. There is no Order outstanding, nor any claims, Litigation, administrative actions or similar proceedings, pending or to the Sellers’ knowledge, threatened, relating to the ownership, lease, use or occupancy of the Real Property or the Equipment or any portion thereof, or the operation of the Business and the Mining Projects as currently conducted thereon.

          (h)      Except as set forth in Schedule 4.9(h), the Real Property, is in compliance with all applicable building, zoning, subdivision, health and safety and other land use Laws, and all insurance requirements affecting them (collectively, the “Real Property Laws”) except for non-compliance which would not have a Material Adverse Effect, and the current use and occupancy of the Real Property by the Company, and operation of the Business and the Mining Projects thereon do not violate in any material respect any Real Property Laws. The Sellers and the Company have not received any notice of violation of any Real Property Law and to the Sellers’ Knowledge, there is no basis for the issuance of any such notice or the taking of any action for such violation. All Taxes relating to Real Property, which are due and payable, have been paid in full.

          (i)      All Consents and Governmental Approvals relating to the Real Property (the “Real Property Approvals”) from all Governmental Authorities, boards of fire, underwriters, associations or any other entity having jurisdiction over the Real Property have been issued and are in full force and effect, except where the failure to be so issued or otherwise be in full force and effect would not have a Material Adverse Effect. Schedule 4.9(i) contains a list and description of all Real Property Approvals held by the Company with respect to each parcel of Owned Real Property and Leased Real Property, and held by the corresponding individuals and/or entities with respect to each parcel of Ejido Property. The Sellers and the Company have not received any notice from any Governmental Authority or other entity having jurisdiction over the Real Property regarding and/or threatening a suspension, revocation, modification or cancellation of any Real Property Approval and to the Sellers’ Knowledge, there is no basis for the issuance of any such notice of the taking of any such action.

4.10    Mining Concessions and Rights; Other Consents and Compliance with Laws.

          (a)      Schedule 4.10(a) contains a list of the Mining Concessions and Rights held by the Company. Except as otherwise indicated in Schedule 4.10(a) the Company is the sole holder of such Mining Concessions and Rights set opposite its name, and as of the Closing will be the registered holder of such Mining Concessions and Rights before the Mexican Mining Public Registry (Registro Público de Minería) free and clear of all Liens. The Company has duly and timely registered and filed with the Mexican Mining Public Registry ( Registro Público de Minería) all modifications, agreements, rights and instruments that pursuant to the applicable Laws are required to be registered and filed, except where the failure to so register and file would not have a Material Adverse Effect. The Sellers have delivered to the Purchaser true and complete copies of the Mining Concessions and Rights listed in Schedule 4.10(a). Except as otherwise indicated in Schedule 4.10(a), each of the Mining Concessions and Rights are in full force and effect and the Sellers have no Knowledge that any Person has been or is infringing upon, using or claiming any right granted under any Mining Concessions and Rights. The Company in its capacity as a holder of a Mining Concessions and Rights has complied with the obligations contained under the Mining Concessions and Rights and has not defaulted under any of the Mining Concessions and Rights and the applicable Law, except where such default or the failure to so comply would not have a Material Adverse Effect and except as set forth in Schedule 4.10(a), the Sellers have no Knowledge of any basis or plans by any Person (including, without limitation, any Governmental Authority) for any termination of, or adverse modification or revocation of, any of the Mining Concessions and Rights, or any grounds for any such termination or adverse modification or revocation. Except as set forth in Schedule 4.10(a), each of the Mining Concessions and Rights was properly awarded, obtained and issued in all material respects in accordance with the applicable Laws.

          (b)      In addition to the Mining Concessions and Rights, the Company is in possession of and in compliance with all other Consents and Governmental Approvals necessary for the Company to own, lease and operate its properties and to carry on the Business as currently conducted, and no suspension or cancellation of any of the Consents or Governmental Approvals is pending or to the Sellers’ Knowledge, threatened.

          (c)      The Company is not in violation in any material respect of any Law applicable to it, the Business and/or the Mining Projects, including the Mexican Mining Law (Ley Minera) and its regulations, or the terms of any Governmental Approval or other Consent held by it or applicable to the Business and the Mining Projects, and the Company has not received any notice alleging any such violation, except as set forth in Schedule 4.10(c). All Consents and Governmental Approvals necessary for, or otherwise required to, the conduct of the Business and the exploration, exploitation and operation of the Mining Projects, including, without limitation, explosives, water, land, social security and environmental Consents and Governmental Approvals, have been obtained and are validly held by the Company and are in full force and effect except where the failure to so obtain or be in full force and effect would not have a Material Adverse Effect. The Company is, and at all times has been, in compliance with all Consents and Governmental Approvals held or required to be held by such Company in connection with the operation of the Business and the Mining Projects, except where the failure to do so would not have a Material Adverse Effect.

          (d)      The Company has not received any written notice of or been charged with any violation of any applicable Law. The Company has not received any written notice of either any Governmental Investigation or any attempt to revoke, modify or cancel, or not renew, any Governmental Approval (including the Mining Concessions and Rights) in each case in respect of the Company or its Business. To the knowledge of the Sellers the Company is not under Governmental Investigation with respect to the violation of any applicable Law. Since the Reference Balance Sheet Date and as of the Closing, the Company has not made, or has been ordered to make, any payment in respect of any Governmental Damages.

          (e)      In furtherance of and without limiting Section 4.10(c), the Company is in compliance in all material respects with (i) all applicable anti-money laundering Laws and (ii) all applicable Laws relating to privacy and data protection.

          (f)      To the Knowledge of the Sellers, neither the Company nor any of its Representatives or any other Person acting for or on behalf of the Company, has directly or indirectly for or on behalf of the Company (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business obtained, for or in respect of the Company or in connection with any Consent, Governmental Approval, or Mining Concessions and Rights, or (C) in violation of any applicable Law, or (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

          (g)      No Governmental Approval or other Consent is required to be obtained or made by or with respect to Sellers in connection with the execution, delivery and performance of this Agreement by them or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby, other than the authorization from the Comisión Federal de Competencia (the “CFC”) to consummate the sale of the Company Shares in favor of Purchaser (the “CFC Authorization”) and the Consent under the Credit Facilities.

4.11    Environmental Matters.

          (a)      Except as set forth in Schedule 4.11(a) the Company is and has been in material compliance with all applicable Environmental Laws in connection with the conduct or operation of the Business, the Mining Projects and the ownership or use of the Company’s assets and the Real Property. Neither the Company nor any of its Representatives have received during the past five (5) years, any written complaint, or notice regarding administrative procedures from any Governmental Authority, such as the Federal Environmental Attorney (Procuraduría Federal de Protección al Ambiente or PROFEPA), the National Water Commission (Comisión Nacional del Agua or CONAGUA), or any other Person or non-governmental organization alleging that the Company has any liability under any such Environmental Law or is not in compliance with any such Environmental Law.

          (b)      The Company has obtained and is in compliance with, all Consents and Governmental Approvals that are required pursuant to any applicable Environmental Law, in connection with the conduct or operation of the Business, the Mining Projects and the ownership or use of the Company’s assets and the Real Property. A list of all such Consents and Governmental Approvals, including (i) Federal Environmental Impact Authorizations (Autorización de Impacto Ambiental), or State Environmental Impact Authorizations, (ii) Federal Authorizations for the Change in the Use of Forestry Land (Autorización para el Cambio de Uso de Suelo), (iii) water use concessions, and wastewater discharge permits, (iv) explosives permits issued by the Ministry of National Security (Secretaría de la Defensa Nacional), (v) land use licenses; (vi) authorizations for the management of hazardous, special management and solid urban wastes, and (vii) any Federal Annual Operating Certificate (Cédula de Operación Anual); among others, is set forth in Schedule 4.11(b). The Sellers have made available to the Purchaser complete and correct copies of the Consents and Governmental Approvals described in Schedule 4.11(b).

          (c)      None of the following exists at the Real Property and/or any facility operated by the Company: (i) asbestos-containing material in any form or condition, (ii) materials or equipment containing polychlorinated biphenyls, or (iii) landfills, surface impoundments, or disposal areas, or (iv) soil pollutants in each case which has a Material Adverse Effect.

          (d)      The Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance or waste, nor owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in violation of any applicable Environmental Laws or any other Laws as applicable, except for such violations which would not have a Material Adverse Effect.

4.12    Contracts.

          (a)      Schedule 4.12(a) contains a complete and correct list, as of the date hereof, of all Material Contracts, except for those Material Contracts listed on Schedule 4.8(c), Schedule 4.9(a), Schedule 4.9(b)(v), Schedule 4.9(c), Schedule 4.9(e), Schedule 4.10(a), Schedule 4.15(a), Schedule 4.15(b), Schedule 4.15(c), Schedule 4.17 and Schedule 6.5(xiii). The Sellers have made available to the Purchaser complete and correct copies of all written Material Contracts, together with all modifications and amendments thereto, and accurate descriptions of all material terms of all oral Material Contracts, in each case set forth or required to be set forth in Schedule 4.12(a). All Material Contracts set forth in Schedule 4.12(a) are legal, valid, binding, in full force and effect and enforceable against the Company in accordance with its terms. There does not exist under any Material Contract any violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder, on the part of the Company or to the knowledge of the Sellers, any other Person party thereto.

          (b)      “Material Contract” means any:

          (i)      Contract or series of related Contracts pursuant to which the Company will be, or is reasonably likely to result in, providing or receiving annual compensation in excess of One Million Dollars (USD$1,000,000) individually or Two Million Five Hundred Thousand Dollars (USD$2,500,000) in the aggregate (or the equivalent thereof in Mexican Pesos);

          (ii)      Contract or legal instrument under which (A) the Company has incurred any Indebtedness in excess of One Million Dollars (USD$1,000,000) to any Person, (B) any Person other than the Company has directly or indirectly guaranteed any Indebtedness, liabilities or obligations of the Company in excess of One Million Dollars (USD$1,000,000), (C) the Company has directly or indirectly guaranteed any Indebtedness, liabilities or obligations of any Person in excess of One Million Dollars (USD$1,000,000) in each case other than endorsements for the purpose of collection in the ordinary course of business in any such case, or (D) the Company has assumed an irrevocable commitment to enter into any transactions or to grant loans in favor of any Person in excess of One Million Dollars (USD$1,000,000), other than trade credit extended in the ordinary course of business;

          (iii)    Derivative Transaction;

          (iv)     Affiliate Arrangement or Contract with directors or officers of the Seller Group;

          (v)      partnership, joint venture, profit sharing or other similar agreement or arrangement;

          (vi)     exploration rights agreements;

          (vii)    Contracts relating to the future acquisition or disposition of any material business and/or assets (whether by merger, sale of stock, sale of assets or otherwise);

          (viii)   Contract that purports to limit the freedom of the Company to compete in any line of business or with any Person or in any geographical area;

          (ix)     any Contract that provides for the Company to pay total compensation during any twelve (12) month period to any officer, director or employee in an amount equal to or greater than One Hundred Thousand Dollars (USD$100,000) (or the equivalent thereof in Mexican Pesos);

          (x)      Contracts with a remaining term of more than twelve months, which are not terminable by either of the Company upon less than 90 days’ notice without penalty, or which involves one or more payments to terminate equal to or larger than One Hundred Thousand Dollars (USD$100,000) (or the equivalent thereof in Mexican Pesos);

          (xi)     any Contract that is material to the operation of the Business that (i) would have more onerous conditions to the Company or (ii) otherwise empowers the other contracting party to terminate the Contract or require the payment of an extraordinary compensation, in each case, as a consequence of the purchase of the Company Shares;

          (xii)    any insurance or bonds granted by or in favor of the Company;

          (xiii)   any assignment of rights agreements over the Mining Concessions and Rights; or

          (xiv)   any commitments or obligations to enter into any of the foregoing.

4.13    Insurance. AuRico Gold has insurance coverage which is adequate and suitable for the Business, and is on such terms (including as to deductibles and self-insured retentions), covers such risks, contains such deductibles and retentions, and is in such amounts, as the insurance customarily carried by comparable companies of established reputation similarly situated and carrying on the same or similar business. All insurance policies are in full force and effect, and all premiums due thereon have been paid and will be paid as of the Closing Date. AuRico Gold and the Company have complied in all material respects with the terms and conditions of such policies. There are no claims by AuRico Gold or the Company pending under any of such policies as to which coverage has been denied or disputed in writing by the underwriters of such policies or in respect of which such underwriters have reserved their rights.

4.14    Litigation. Schedule 4.14 contains a list of all pending or threatened Litigation concerning the Company, the Business or the Mining Projects (including, without limitation, with respect to any Real Property), or against the Sellers or the Company which would reasonably be expected to give rise to any legal restraint on or prohibition against the completion of the transactions contemplated by this Agreement. Except as set forth in Schedule 4.14, as of the date hereof, the Company is not a party or subject to or in default under any judgment.

4.15    Employees, Labor Matters, etc.

          (a)      Employees. Schedule 4.15(a) contains a list of (i) the employees (either directly employed or through an outsourcing structure, including through the Strata HR Group) of the Company as of such date, including the job title, current base salary and hiring date with respect to each employee of the Company (either directly employed or through an outsourcing structure, including through the Strata HR Group), and (ii) each Person that provides services to the Company as a consultant on a self-employed basis or pursuant to any arrangement with an agency. No Person that is not an employee or consultant of the Company (including any employees or consultants of any of the Sellers or their Affiliates) performs services for the Company for which they are entitled to remuneration from the Company. No director, officer or employee of the Company (either directly employed or through an outsourcing structure, including through the Strata HR Group) is entitled to receive from the Company, as a consequence of the change of control of the Company in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, or due to the termination of their labor relationship or due to any other cause or understanding, any extraordinary payment or compensation from the Company that exceeds the statutory compensation provided by applicable Laws.

          (c)      Employee Benefit Plans. Schedule 4.15(c) sets forth a complete list of each bonus, incentive or deferred compensation, profit-sharing, pension, severance, retention, change of control, stock option, stock appreciation, stock purchase, restricted stock or other equity-based, health, dental, life insurance, accident or disability plan, program or agreement, whether mandated by the Laws of Mexico (“Government Mandated Plans”) or optional at the consent of employer and employee, under which any employee or former employee or consultant or former consultant of the Company or the beneficiaries or dependents of any such employee or former employee or consultant or former consultant participates (collectively, the “Plan Beneficiaries”), and that is maintained by either of the Sellers or the Company or to which either of the Sellers or the Company contributes or is obligated to contribute (collectively, the “Plans”). The Sellers have delivered or made available to the Purchaser complete and correct copies of (i) each Plan, (ii) the two (2) most recent annual reports required to be filed, or such similar reports, statements, information returns or material correspondence required to be filed, with or delivered to any Governmental Authority, if any, with respect to each Plan, (iii) the most recent summary plan description (if any), and any summary of material modifications prepared for each Plan, (iv) each trust agreement or insurance Contract and other documents relating to the funding or payment of benefits under any Plan, and (v) the two (2) most recent actuarial valuations for each Plan (if any). Schedule 4.15(c) sets forth those benefits provided by the Company to employees of the Company (including those employed through an outsourcing structure) that are in excess of what is required by statute under applicable Law.

          (d)      Compliance; Liability. Each of the Plans maintained by the Sellers or the Company has been operated and administered in all material respects in compliance with its terms and applicable Laws, and the terms of all collective bargaining agreements, as the case may be. The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not (i) result in a material increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any Plan Beneficiary, (ii) require the material funding of any Plan or any other employment arrangement, and (iii) result in any material breach or violation of, or default under any Plan. All material contributions required to be made for any Plan (including Government Mandated Plans) that are required to be made before the Closing Date have been or will be made on or prior to the Closing. All material reports, returns and similar documents with respect to all Plans required to be filed with any Governmental Authority or distributed to any Plan Beneficiary have been duly and timely filed or distributed.

          (e)      Social Security. Except as set forth in Schedule 4.15(e), all the liabilities and obligations of the Company in connection with the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social), the Mexican Institute of the National Fund for Housing of Workers (Instituto del Fondo Nacional de la Vivienda para los Trabajadores), the Mexican Retirement Savings System (Sistema de Ahorro para el Retiro), funds or social security plans, pension or retirement benefits and payments for services rendered, to employees, officers and/or directors of the Company (including those employed through an outsourcing structure), have been paid or are duly reserved and reflected in the Financial Statements.

4.16    Absence of Changes. Except as contemplated by this Agreement, from the Reference Balance Sheet Date to the date hereof and as of the Closing, (a) the Company has conducted the Business and the Mining Projects in the ordinary course, (b) there has not occurred any event or events, change, developments in the Business, the Mining Projects, operations, assets, liabilities or condition that, individually or in the aggregate, would have a Material Adverse Effect.

4.17    Brokers, Finders, etc. Except as set forth on Schedule 4.17, no Person is entitled to any brokerage or finder’s commission, fee or similar compensation from the Company in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Sellers, the Company or any Affiliates thereof.

4.18    Attorneys-in-Fact. Schedule 4.18 hereto contains a true and complete list of all the Persons who have powers-of-attorney granted by the Company as of the date hereof, specifying their authority, the public instrument in which such authority is evidenced and the registration data of such public instruments in the corresponding Public Registry of Commerce, as the case may be.

4.19     Banking Accounts. Schedule 4.19 contains a true and complete list of all the banking and investment accounts maintained by the Company (which includes a list of the Persons authorized to manage such accounts, the names of the account executives thereof and the name of the institutions where they are maintained), both in Mexico and outside of Mexico.

4.20     Survival of Representations and Warranties. The representations and warranties of the Sellers hereunder shall survive the Closing for a period of twelve (12) months from the Closing Date, except for the representations and warranties contained in Sections 4.1, 4.2 and 4.3, which shall survive the Closing without limitation as to time and shall continue in full force and, and except for the representations and warranties contained in Sections 4.7, 4.9, 4.10, 4.11 and 4.15 which shall survive the Closing until the ninetieth (90th) day following the expiration of the statute of limitations, if any, applicable to the matters addressed therein.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

          Except as set forth in the corresponding Sections or subsections of the Purchaser’s disclosure schedule (the “Purchaser Disclosure Schedule”) delivered to the Sellers by the Purchaser prior to entering into this Agreement, the Purchaser hereby represents and warrants to the Sellers that:

5.1      Organization. The Purchaser is duly organized and validly existing as a sociedad anónima bursátil de capital variable under the Laws of Mexico, and has all full corporate power and authority to conduct its business and to own or lease and operate its properties as and in the places it presently operates, where such business is conducted and such properties are owned, leased or operated.

5.2      Authorization; No Conflicts.

          (a)      Authorization. The Purchaser has full corporate power and authority to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been authorized by all requisite corporate action of the Purchaser other than as contemplated in Section 6.22. The Purchaser has duly executed and delivered this Agreement and, at or prior to the Closing, will have duly executed and delivered the Ancillary Agreements to which it is a party. Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its respective terms.

          (b)      No Conflicts, etc. The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Purchaser, and the consummation of the transactions contemplated hereby or thereby, do not and will not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), (i) any Law applicable to the Purchaser or any of its properties or assets or (ii) any provision of the Organizational Documents of the Purchaser or (iii) any contract, or any other agreement or instrument to which the Purchaser is a party, or by which any of its properties or assets, may be bound (including, without limitation, any Governmental Approval or other Consent applicable thereto).

5.3      Litigation. There are no claims pending or, threatened against the Purchaser, at law or in equity, before or by any Governmental Authority or any third party that threatens or challenges the validity of this Agreement, the Ancillary Agreements, any agreement or document to be delivered in connection herewith or therewith or any action taken or to be taken by Purchaser in connection with, or which seeks to enjoin or obtain monetary damages in respect of, the consummation of the transactions contemplated hereby or thereby.

5.4      Brokers, Finders, etc. Except as set forth on Schedule 5.4, no Person is entitled to any brokerage or finder’s commission, fee or similar compensation from the Purchaser in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Purchaser or any Affiliates thereof.

5.5      Consents. No Governmental Approval or other Consent is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement by them or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby (including for greater certainty the payment of the Purchase Price) other than the CFC Authorization and the Purchaser Transaction Resolution.

5.6      Funds Available. Purchaser has sufficient cash on hand and/or available credit commitments, all of which are and will remain in good standing pursuant to their terms, so that the Purchaser can satisfy the aggregate Purchase Price payable by it under this Agreement.

5.7      Survival of Representation and Warranties. The representations and warranties of the Purchaser hereunder shall survive the Closing Date for a period of twelve (12) months from the Closing Date and shall continue in full force and effect for the benefit of the Sellers during such period.

ARTICLE 6
COVENANTS

6.1      Closing Cooperation.

          (a)      Each of the Sellers and the Purchaser shall use their commercially reasonable efforts to, and shall use their commercially reasonable efforts to cause their respective Affiliates to, and the Purchaser and the Sellers shall cooperate to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary for it to do under applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements, including (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement or any of the Ancillary Agreements and the transactions contemplated hereby or thereby (which actions shall include furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Authority), (ii) to cause the fulfillment at the earliest practicable date of all of the conditions to its obligations to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, (iii) to obtain at the earliest practicable date all Governmental Approvals, including the CFC Authorization, and other Consents (including Purchaser Transaction Resolution and the Consent described in clause 2 of Exhibit E) required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (it being understood that, in seeking such Governmental Approvals and Consents, each of the parties hereto is acting solely on behalf of itself and its Affiliates and not as an agent or representative of any other party hereto or any of its Affiliates), (iv) to timely effect all filings, registrations, submissions, registrations, declarations and notices required under any applicable Law to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, (v) to take any action necessary to defend, lift, mitigate, or rescind the effect of any litigation or administrative proceeding adversely affecting the transactions contemplated by this Agreement or any of the Ancillary Agreements, including promptly appealing any adverse court or administrative decision, and (vi) to execute and deliver any additional documents or instruments necessary to consummate the transactions contemplated by this Agreement or any of the Ancillary Agreements or to fully carry out the intent and purposes thereof. The Purchaser may provide to the Sellers a summary in Spanish of this Agreement. Once the summary has been approved by the Sellers, the summary may be filed by the parties with any Governmental Authority in Mexico, including with the CFC, responsible for issuing any Governmental Approvals. The summary will not be binding on any party hereto.

          (b)      The parties agree that if the Consent described in clause 2 of Exhibit E is not obtained by the Sellers on or prior to the Closing Date, the Sellers shall be jointly and severally liable to pay on behalf of the Company each and all of the amounts provided under the Contract referred to in clause 2 of Exhibit E as a consequence of the change of Control in the Company. If the Sellers fail to pay such amounts when due, payable and requested by the relevant contracting party (as notified in writing by the Purchaser or the Company to the Sellers), the Purchaser may cause the Company to pay such amounts and the Sellers will remain responsible for reimbursing to the Company each and all of such amounts paid within 5 (five) Business Days following the receipt by Sellers of a written notice from the Purchaser to that effect.

6.2      Publicity.

          (a)      The Sellers shall not, and shall cause each of their Affiliates not to, and the Purchaser shall not, and shall cause its Affiliates not to, issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby, or otherwise disclose to any Person (other than its Representatives in connection with the transactions contemplated hereby) the terms of this Agreement or any Ancillary Agreement, without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld or delayed, unless disclosure is otherwise required by applicable Law, by a Governmental Authority or by the applicable rules of any stock exchange on which either the Purchaser or the Sellers list securities, provided that the party intending to make any such release required by applicable Law or rules shall consult with the other party (if such consultation is consistent with such applicable Law) with respect to the text thereof. The parties shall reasonably cooperate with each other concerning any release made pursuant to the provisions in the preceding sentence. The parties hereto acknowledge and agree that AuRico Gold and the Purchaser are obligated by Law to publicly disclose this Agreement, the terms hereof and, if applicable, to publicly file this Agreement. Each party agrees to cooperate with the other party to ensure, to the maximum extent permitted by Law, that the Agreement publicly disclosed or otherwise filed by it is filed in a form and in content that is similar (including with respect to any redactions permitted by Law for a party hereto to make to the Agreement, including any Schedules or Exhibits thereto) to the Agreement filed or publicly disclosed by the other party.

          (b)      Subject to any applicable Law, between the date of this Agreement and the Closing, all written communications to customers and employees of the Company and third-parties relating to the transaction contemplated by this Agreement shall be prepared by the Sellers and the Purchaser shall be provided a reasonable opportunity to review and comment prior to such written communication being sent or disseminated. The parties shall cooperate to ensure that all such communications are consistent with the terms of this Agreement, conducted in a professional manner designed to maintain the continuity of the Business and the operation of the Mining Projects, and with due regard for the parties’ respective images and business and other needs. Between the date of this Agreement and the Closing, Purchaser shall not meet with or otherwise communicate with any customer or employee of the Company without the prior written consent of AuRico Gold, which consent shall not be unreasonably withheld.

6.3      Books and Records.

          (a)      On the Closing Date, the Sellers will deliver all Books and Records in their possession relating to the Company. If, at any time following the Closing, the Sellers shall discover in their possession or under their control any other Books and Records of or relating to the Company, the Sellers shall deliver, or cause to be delivered, such Books and Records to the Company. Notwithstanding the foregoing, the Sellers and their respective Affiliates shall have the right to retain copies of all Books and Records of the Company relating to periods ending on or prior to the Closing Date and (i) relating to information (including employment and medical records) regarding employees of the Company, (ii) as required by any legal or regulatory authority, including any applicable Law or regulatory request, (iii) as may be required in respect of litigation proceedings, or (iv) as may be necessary for the Sellers and their respective Affiliates to perform their respective obligations pursuant to this Agreement or the Ancillary Agreements (“Retained Information”), in each case subject to compliance with all applicable privacy and confidentiality Laws.

          (b)      The Sellers and their respective Affiliates covenant to keep strictly confidential, and not to disclose without the written consent of the Purchaser, any Retained Information, provided however that Retained Information may be disclosed by the Sellers or their respective Affiliates (i) to such Persons in the direct employ of the Sellers or their respective Affiliates or to such third parties who have a business need to know the same and who shall have agreed to abide by the terms of this Section 6.3(b), or (ii) in connection with any litigation proceedings, as determined appropriate solely in the opinion of any of the Sellers or their respective Affiliates. Notwithstanding the foregoing, the confidentiality covenants in this Section 6.3(b) shall not apply to such information, materials, documentation and data, and reproductions thereof, which:

          (i)      as established by reasonable proof by the Sellers or their respective Affiliates, is or becomes part of the public domain without any breach of this Section 6.3(b); or

          (ii)      is required by applicable Law to be disclosed by the Sellers or their respective Affiliates, provided that (A) the Sellers or their respective Affiliates provide written notice to the Purchaser of such requirement prior to making any disclosure; (B) the Sellers or their respective Affiliates, to the extent practicable, afford to the Purchaser, prior to making any disclosure, the opportunity of taking appropriate steps to avoid such disclosure; and (C) the Sellers or their respective Affiliates make all reasonable efforts to require the third party to whom the Sellers or their respective Affiliates may ultimately make such disclosure to retain such Retained Information so disclosed in confidence.

          (c)      From the Closing Date until the second (2nd) anniversary of the Closing Date, the Purchaser shall preserve any Books and Records relating to the Company delivered to the Company in accordance with Section 6.3(a). Purchaser shall also give the Sellers and their Representatives reasonable access, at reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Purchaser and its Affiliates (including the Company), to any such Books and Records relating to the Company delivered to the Company by the Sellers in accordance with Section 6.3(a), as the Sellers shall from time to time reasonably request in writing. Until the second (2nd) anniversary of the Closing Date, the Purchaser will give the Sellers and their Representatives reasonable access at reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Purchaser and its Affiliates (including the Company), to the necessary Books and Records that the Sellers may require for the preparation and filing of any Tax Returns or for the payment of any Taxes.

6.4      Further Assurances. At all times prior to the Closing Date, the Sellers shall promptly notify the Purchaser in writing of any fact, condition, event or occurrence that could result in the failure of any of the conditions contained in Article 7 to be satisfied promptly upon the Sellers becoming aware thereof.

6.5      Conduct of Business. On and after the date hereof to the Closing Date, except (a) as required or permitted by this Agreement, (b) as otherwise expressly consented to by the Purchaser in writing, or (c) as set forth on Schedule 6.17, the Sellers in all cases shall cause the Company to, and in the case of clauses (v), (vi), (xvi), (xix), (xx) and (xxii) of this Section 6.5, each of the Sellers itself shall:

          (i) carry on its business in, and only in, the ordinary course of business, in substantially the same manner as heretofore conducted, and use all commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and significant employees, to the extent reasonably sufficient in the aggregate to conduct the Business, operate the Mining Projects, and preserve its relationships with customers, suppliers and others having business dealings with the Company;

          (ii) maintain the Mining Projects, the Equipment and assets in the ordinary course of business in good operating order and condition, reasonable wear and tear excepted;

          (iii) upon any damage, destruction or loss to any material asset of the Company (other than reasonable wear and tear in the ordinary course), apply any and all insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof to the condition of such asset before such event or, if required, to such other (better) condition as may be required by applicable Laws;

          (iv) establish reserves as required in accordance with IFRS (A) to cover all liabilities that may arise from any proceedings in which the Company is involved (including defense costs and attorney’s fees) or (B) to comply with all profit-sharing obligations of the Company;

          (v) not declare or pay any dividends or other distributions with respect to, or redeem or repurchase, any shares of capital stock or other equity interests of the Company, except to Sellers or their Affiliates as may be required or desirable in connection with the settlement of Intercompany Debt;

          (vi) not encumber any shares of capital stock or other equity interests of the Company, or make any other changes in the equity capital structure of the Company (except for the issuance to Sellers or their Affiliates of Company Shares or cancellation of Company Shares owned by Sellers or their Affiliates in connection with the settlement of Intercompany Debt) ;

          (vii) not increase any obligations of the Company with respect to Indebtedness (other than Intercompany Debt) or other amounts outstanding to the Sellers or any other member of the Seller Group, create or amend any Lien with respect to existing Indebtedness, make capital expenditures (other than capital expenditures already committed or undertaken or planned as described in Schedule 6.5(vii) in excess of One Hundred Thousand Dollars (USD$100,000) in any case or Five Hundred Thousand Dollars (USD$500,000) in the aggregate or, in each case, the equivalent thereof in Mexican Pesos) or enter into any Derivative Transaction;

          (viii) not make any guarantee, or enter into any commitment to make any loan, guarantee or other extension of credit, to or for the benefit of any director, officer, employee, stockholder or Affiliate of the Company;

          (ix) not permit, allow or suffer any of its assets to become subjected to any Lien of any nature whatsoever;

          (x) not enter into any Contract for the purchase, lease or any other form of occupancy and/or use of real property other than a renewal of an existing Contract and except as disclosed in Schedule 6.5(x);

          (xi) not sell, lease, license or otherwise dispose of any assets that are material, individually or in the aggregate, to the Company, taken as a whole, including any of the Real Property or the Mining Concessions and Rights;

          (xii) not enter into any new line of business, or make any material change to any investment, accounting or actuarial policies, standards or practices, unless required by applicable Law or IFRS;

          (xiii) subject to Schedule 6.5(xiii), not institute any increase in any compensation payable, or pay any bonuses or advances against salaries to, any officer, director or employee of the Company, or enter into or amend or modify any retention, profit-sharing, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other similar arrangements, in each case other than (A) as may be necessary to comply with applicable Laws or (B) in a manner consistent with past practice;

          (xiv) not enter into any new employment or severance agreements, except (A) with respect to non-executive officer employees, in the ordinary course of business consistent with past practice, (B) as may be necessary to comply with applicable Laws or (C) in consultation with the Purchaser, enter into any new collective bargaining agreements;

          (xv) not prepay any accounts payable, delay payment of any trade payables other than in the ordinary course of business, or make any other cash payments other than in the ordinary course of business, except in each case as may be required pursuant to Section 6.13;

          (xvi) except for the issuance to the Sellers or their Affiliates of Company Shares or cancellation of Company Shares owned by the Sellers or their Affiliates in connection with the settlement of Intercompany Debt, not issue or sell any shares of capital stock or other equity interests of the Company, or any securities convertible into or exchangeable for any such shares or other equity interests, or issue, sell, grant or enter into any subscriptions, options, warrants, conversion or other rights, agreements, commitments, arrangements or understandings of any kind, contingently or otherwise, to purchase or otherwise acquire any such shares or other equity interests or any securities convertible into or exchangeable for any such shares or other equity interests;

          (xvii) not enter into, amend or terminate any Material Contract or Lease, in each case other than in the ordinary course of business or as expressly provided herein;

          (xviii) not compromise, settle, grant any waiver or release relating to or otherwise adjust any Litigation in excess of Fifty Thousand Dollars (USD$50,000) individually or One Hundred Thousand Dollars (USD$100,000) in aggregate (or, in each case, the equivalent thereof in Mexican Pesos);

          (xix) not cause or permit any amendment, supplement, waiver or modification to or of any of the Organizational Documents of the Company;

          (xx) not (a) merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire, any business, business organization or division thereof of, any other Person, (b) or spin off and/or agree to spin off whether in part or in whole;

          (xxi) maintain all Mining Concessions and Rights, Consents and Governmental Approvals in full force and effect, and not terminate or fail to use commercially reasonable efforts to renew or preserve all Mining Concessions and Rights, Consents and Governmental Approvals;

          (xxii) promptly advise the Purchaser in writing of any Material Adverse Effect or a breach of this Section 6.5 or any other covenant contained in this Agreement;

          (xxiii) (A) conduct all Tax affairs relating to the Company only in the ordinary course of business and in good faith in substantially the same manner as such affairs would have been conducted if this Agreement had not been entered into, (B) not make or change any material Tax election of the Company, (C) not settle or compromise any claim, notice, audit report or assessment in respect of Taxes of the Company, (D) not change any annual Tax accounting period or adopt or change any method of Tax accounting of the Company, (E) not file any amended material Tax Return of the Company, unless a copy of such Tax Return has been first delivered to Purchaser for its review and consent (which consent shall not be unreasonably withheld) at a reasonable time prior to filing, (F) not enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any material Tax of the Company and (G) not surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment of the Company;

          (xxiv) not change any of its material accounting, hedging, investing, underwriting, actuarial, pricing, Tax or agency principles, practices, methods or policies (including methods, practices or policies relating to reserves) employed with respect to the Business or the Company in any material respect, except as may be required as a result of a change in applicable Law or IFRS or as contemplated herein;

          (xxv) not enter into an Affiliate Arrangement, except as may be required pursuant to Section 6.12, and

          (xxvi) not agree or otherwise commit to take any action in breach of any of the foregoing paragraphs (i) through (xxv).

6.6      Consultation. In connection with the continuing operation of the Business between the date of this Agreement and the Closing, to the extent permitted by applicable Law, the Sellers shall consult with the Purchaser as necessary to report material operational developments affecting the Company, the Business and the Mining Projects, provided that such consultations shall be conducted in a manner so as not to interfere with the normal business operations of the Sellers and their respective Affiliates (including the Company). The Sellers acknowledge that any such consultation shall not constitute a waiver by the Purchaser of any rights it may have under this Agreement, and that the Purchaser shall not have any liability or responsibility for any actions of the Sellers or any of their respective officers or directors with respect to matters that are the subject of such consultations unless the Purchaser expressly consents to such action in writing.

6.7      Insurance. The Sellers shall keep, or cause to be kept, all existing insurance policies (or suitable replacements therefore) in full force and effect through the close of business on the Closing Date.

6.8      Access to Information.

          (a)      Until the Closing, the Sellers (i) shall, and shall cause the Company and their respective Representatives to, give the Purchaser and its Representatives reasonable access at reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Sellers or the Company to all premises, and offices of the Company, and (ii) will cause each of the Sellers’ Affiliates that hold any Books or Records of the Company to provide to the Purchaser reasonable access at reasonable times during normal business hours to, or otherwise provide the Purchaser copies of, such Books or Records, in each of the above cases as the Purchaser shall from time to time reasonably request; provided, however, that the reasonableness of such access and requests shall be determined by taking into account, among other considerations, the competitive positions of the parties and the sensitive nature of the transactions contemplated by this Agreement; provided, further, that the auditors and independent accountants of the Sellers, the Company or any of their respective Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants; and provided, further, that notwithstanding anything to the contrary contained herein, neither the Sellers nor any of their respective Affiliates shall be required to disclose to the Purchaser or any of its Representatives any consolidated, combined, affiliated or unitary Tax Return that includes the Sellers or any of their respective Affiliates or any tax-related work papers, except, in each case, for materials or portions thereof that relate solely to the Company. Notwithstanding anything to the contrary contained herein, the Sellers shall not be required prior to the Closing to disclose, or cause their respective Affiliates or their respective Representatives prior to the Closing to disclose, to the Purchaser or any of its Affiliates or any of their respective Representatives (or provide access to any offices, premises, Books or Records of the Company or any of their respective Affiliates that could result in the disclosure to such Persons or others of) any information that is subject to a confidentiality agreement or obligation prohibiting its disclosure or that is privileged, nor shall the Sellers be required to permit, cause their respective Affiliates or their respective Representatives to permit, or cause others to permit the Purchaser or any of its Affiliates, or any of their respective Representatives to have access to or to copy or remove from the offices or properties of the Sellers or any of their respective Affiliates any documents or other materials that might reveal any such information that is subject to a confidentiality agreement or obligation prohibiting its disclosure.

          (b)      Until the Closing, the Sellers shall, and shall cause the Company to, keep the Purchaser informed as to any event or condition which would constitute a material change in the business, operations, results of operations, financial condition, properties, assets or liabilities of the Company and/or the Mining Projects.

          (c)      During the period between October 1, 2012 and the Closing Date, the Sellers shall deliver to Purchaser, within fifteen (15) Business Days after the end of each month following September 1, 2012, monthly unaudited balance sheets and income statements for the Company. Each of the financial statements shall fairly present in all material respects the financial position of the Company as at the applicable dates thereof and for the periods then ending in accordance with applicable Law and IFRS applied on a basis consistent with the preparation of the Financial Statements and in accordance with accounting policies and practices consistent with those used in the preparation thereof (to the extent that those accounting policies and practices are in accordance with applicable Laws and IFRS.

          (d)      Until the Closing, the Sellers shall, and shall cause the Company to promptly notify the Purchaser in writing of (i) any action, suit or proceeding that shall be instituted or threatened in writing whether before or after the date hereof against the Sellers or the Company to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement, (ii) any bona fide written notice or other written communication from any Person alleging that the Consent of such Person is required in connection with the transactions contemplated by this Agreement, (iii) subject to applicable Law, any material written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, and (iv) any occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably expected to cause (A) any representation or warranty of the Sellers contained in this Agreement to be untrue or inaccurate in any material respect or (B) any failure of the Sellers or the Company to comply with or satisfy in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

6.9      AuRico Intellectual Property. All Intellectual Property rights relating to the “AuRico” name and trademark, and similar trademarks and trade names owned by any member of the Seller Group (the “Seller Marks”) shall remain the property of such Persons. Following the Closing, the Purchaser shall take all action necessary to discontinue the use thereof by the Company as soon as practicable (and in any case no later than the sixth (6) month anniversary of the Closing Date), including, but not limited to, modifying the names and trademarks of the Company, as applicable, to names and trademarks that are not confusingly similar to the Seller Marks, and revising any Materials (as defined herein) to exclude any Seller Marks. Until such use is discontinued (in any case no later than the sixth (6) month anniversary of the Closing Date), the Company shall be licensed free of any fees and/or royalties to continue using any Seller Mark in the name of the Company (to the extent such Seller Mark is currently part of any such name as of the date hereof), and to use any Seller Mark on stationery, signage, invoices, receipts, forms, packaging, product, training and service literature and materials, software and like materials and on any inventory of the Company (the “Materials”), and such use shall not result in any obligation by the Company to pay royalties or similar fees to any member of the Seller Group.

6.10     Taxes. The Sellers shall timely prepare and file (or cause to be prepared and filed) with the appropriate Governmental Authorities all Tax Returns with respect to the Company due on or before the Closing Date, other than those related to or arising from the sale and purchase of the Company Shares (the “Seller Returns”), and the Sellers will pay (or cause to be paid) all Taxes due with respect to such Seller Returns in excess of amounts provided therefor on the Financial Statements. The Purchaser shall timely prepare and file (or cause to be prepared and filed) with the appropriate Governmental Authorities all Tax Returns (other than Tax Returns for which the Sellers shall have filing responsibility under this Section 6.10) with respect to the Company due after the Closing Date (the “Company Returns”). The Purchaser shall provide the Sellers with a copy of any Company Returns for which the applicable Tax period began prior to the Closing Date, for review and comment at least thirty (30) Business Days prior to the respective due date of such Company Returns, and the Sellers shall provide to the Purchaser with comments on such Company Returns not later than ten (10) Business Days prior to the respective due dates of such Company Returns.

6.11     Termination of Affiliate Arrangements. On or prior to the Closing Date, with continued effect as of the Closing Date, except as expressly otherwise agreed by the Sellers and the Purchaser, all Affiliate Arrangements, including those listed in Schedule 4.12(a), shall have been terminated, and all Intercompany Debt hall have been cancelled and the Company shall not have any liability or obligation in connection with any such Affiliate Arrangement, Intercompany Debt or the termination thereof.

6.12     Indebtedness. On or prior to the Closing Date, with continued effect as of the Closing Date, except as expressly otherwise agreed by the Sellers and the Purchaser, all (a) obligations of the Company for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (b) obligations the Company evidenced by notes, bonds, debentures or similar instruments, (c) interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by the Company, whether periodically or upon the happening of a contingency, (d) Indebtedness secured by any lien on any property or asset owned or held by the Company, and (e) all joint and several obligations and/or guarantees by the Company of the Indebtedness of any other Person (including “avales”), shall have been terminated and cancelled, and all Liens created over the Company Shares, Real Property, the Mining Concessions and Rights or any other assets of the Company shall have been released and registered with the corresponding Public Registries. The Sellers agree to deliver to the Purchaser, within 30 (thirty) calendar days following the Closing Date evidence of the presentation of the cancellation of all Liens under the Credit Facilities over the Real Property, the Mining Concessions and Rights and other assets of the Company with the corresponding Public Registries.

6.13     Employee Matters; Services Agreements.

          (b)      Except as provided in Schedule 6.13(b), the Purchaser agrees that any employment agreement or Services Agreements in effect as of the Closing Date shall remain in effect following the Closing and, except as for the employees and personnel listed in Schedule 6.13(b), which will be exclusive responsibility of the Sellers, the Purchaser, through the Company, shall honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities arising under any such employment agreement or Services Agreements in accordance with the terms thereof in effect on the Closing Date; provided, however, that nothing in this Agreement shall be deemed to give any employee of the Company any right to continued employment with such Company following the Closing.

6.14     Resignations. On the Closing Date, the Sellers shall cause to be delivered to Purchaser duly signed resignations from the members of the board of directors, the members of the investment committees and the officers of the Company identified in Schedule 6.14, effective as from the Closing Date and shall take such other action as is necessary to accomplish the foregoing.

6.16     Supplemental Disclosure. The Sellers and the Purchaser shall have the right (but not the obligation) from time to time prior to the Closing to supplement or amend the Seller Disclosure Schedule and the Purchaser Disclosure Schedule, as the case may be, with respect to any matter hereafter arising (other than as a result of a breach of this Agreement by the party seeking to supplement or amend the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, as the case may be) that, if existing or known at the date of this Agreement, would have been required to be set forth or described in such Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable. Any such supplemental or amended disclosure shall be deemed to have cured any breach of any representation or warranty made in this Agreement for purposes of Article 9, but not for purposes of determining whether or not the conditions set forth in Article 7 have been satisfied.

6.17     Regulatory and Corporate Actions. On and after the date hereof to the Closing Date, the Sellers shall, and shall cause the Company to, perform and comply with the regulatory and corporate actions listed in Schedule 6.17.

6.18     Post-Closing Cooperation. Sellers and Purchaser shall use their commercially reasonable efforts to cooperate with each other, and shall use their commercially reasonable efforts to cause their Affiliates and their officers, employees, agents, auditors and representatives to cooperate with each other, for a period of one hundred and twenty (120) days after the Closing Date to ensure the orderly transition of the Company from the Sellers to Purchaser and to minimize any disruption to the Company and the other respective businesses of the Sellers and Purchaser (including, without limitation, Nayarit Gold de México) that might result from the transactions contemplated hereby. After the Closing, upon reasonable written notice, the Sellers and Purchaser shall furnish or cause to be furnished to each other and their Affiliates and their respective employees, counsel, auditors and representatives access, during normal business hours, to such information and assistance relating to the Company (to the extent within the control of such party) as is reasonably necessary for financial reporting, accounting matters and other bona fide reasons. Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 6.18. Neither party shall be required by this Section 6.18 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations (or, in the case of Purchaser, of the Company).

6.19    Availability and Deposit of Funds. Purchaser covenants and agrees that at all times Purchaser shall not take any action which would or could result in the representation and warranty set out in Section 5.6 being untrue or incorrect in any respect and will provide prompt notice to AuRico Gold of any facts or circumstances which could reasonably be expected to result in the representation and warranty of Purchaser in Section 5.6 being untrue or incorrect in any respect and to provide to AuRico Gold all correspondence in respect thereof.

6.20    Purchaser Meeting.

          (a)      Subject to the terms of this Agreement, Purchaser shall convene and conduct the Purchaser Shareholders Meeting in accordance with Purchaser’s Organizational Documents and applicable Law as soon as reasonably practicable after the execution of this Agreement and in any event within forty five (45) days from the date on which this Agreement is entered into. Except as may be required by Law or as otherwise requested by the Purchaser Board, the Purchaser Transaction Resolution shall be the only matter of business transacted at the Purchaser Shareholders Meeting. If any other resolution is required by Law or otherwise included to be voted on at the Purchaser Shareholders Meeting the Purchaser shall cause the Purchaser Transaction Resolution to be considered and voted upon before any other item of business permitted to be transacted at the Purchaser Shareholder Meeting.

          (b)      Purchaser shall advise AuRico Gold as AuRico Gold may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Purchaser Shareholders Meeting, as to the aggregate tally of the proxies received by Purchaser in respect of the Purchaser Transaction Resolution.

          (c)      Purchaser will promptly advise AuRico Gold of any written notice of dissent received by Purchaser in relation to the Purchaser Transaction Resolution.

          (d)      Purchaser shall promptly advise AuRico Gold of any communication (written or oral) received by Purchaser from any Governmental Authority in connection with the Purchaser Shareholders Meeting.

6.21    Purchaser Circular.

          (a)      Purchaser shall ensure that the Purchaser Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Purchaser Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by the Sellers for inclusion in the Purchaser Circular) and shall provide Purchaser Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Purchaser Shareholders Meeting.

          (b)      The Purchaser Circular shall include the recommendation of the Purchaser Board that Purchaser Shareholders vote their securities of the Purchaser in favour of the Purchaser Transaction Resolution, and a statement that the Controlling Shareholders intend to vote or cause to be voted all of the securities of the Purchaser in favour of the Purchaser Transaction Resolution.

          (c)      AuRico Gold shall furnish to Purchaser any such information regarding AuRico Gold as may be reasonably required by Purchaser in connection with the preparation of the Purchaser Circular and AuRico Gold shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Purchaser Circular in order to make any information so furnished or any information concerning AuRico Gold not misleading in light of the circumstances in which it is disclosed.

          (d)      AuRico Gold and its legal counsel shall be given a reasonable opportunity to review and comment on the Purchaser Circular, prior to the Purchaser Circular being printed, mailed and/or publicly filed and reasonable consideration shall be given to any comments made by AuRico Gold and its counsel provided that all information relating solely to AuRico Gold included in the Purchaser Circular shall be in form and content satisfactory AuRico Gold. Purchaser shall provide AuRico Gold with a final copy of the Purchaser Circular prior to the earlier of its filing with the relevant Governmental Authorities or mailing to the Purchaser Shareholders.

6.22     Purchaser Board Approval and Recommendation. The Purchaser represents and warrants that the Purchaser Board has resolved, by unanimous vote of those present, to call for the Purchaser Transaction Resolution, and to recommend to the Purchaser Shareholders that they vote in favour of the Purchaser Transaction Resolution (the “Purchaser Recommendation”). The Purchaser covenants and agrees that it shall not and the Purchaser Board shall not (and shall not propose publicly to) modify, qualify, withdraw or otherwise vary or otherwise change the Purchaser Recommendation.

6.24     No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Sellers or the Company operation prior to the Closing. Prior to the Closing, the Company, the Sellers and their Affiliates shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Company and their operations and business.

6.25     Tax Withholding. Subject to Section 2.3, the Purchaser shall be entitled to deduct and withhold from the Purchase Price payable pursuant to this Agreement to any of the Sellers such amounts as it is required to deduct and withhold with respect to the making of such payment under the applicable state, local or foreign Law, including the Tax laws of Mexico. The parties agree that if the Sellers, pursuant to Section 2.3 herein, determine to appoint a representative to carry out the payment of applicable Taxes arising as a result of the Transaction in order to avoid any withholding of the Purchase Price by Purchaser, the Sellers must deliver to the Purchaser on or prior to the Closing Date, (i) evidence of the appointment of an attorney-in-fact in Mexico for any tax purposes related to the Transaction pursuant to the applicable Tax laws of Mexico; and (ii) evidence of the notice of opinion (notificación de dictamen) of the registered public accountant filed with the competent Mexican Governmental Authorities. If the Sellers do not provide satisfactory documentation evidencing the foregoing, the Purchaser shall be entitled to deduct and withhold from the Purchase Price payable pursuant to this Agreement to any of the Sellers such amounts as it is required under the applicable Tax Laws of Mexico. The Sellers agree to deliver to the Purchaser, within 60 (sixty) calendar days following the Closing Date, the final opinion (dictamen) of the registered public accountant duly filed with the competent Mexican Governmental Authorities.

ARTICLE 7
CONDITIONS TO CLOSING

7.1      Conditions Precedent to Obligations of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part to the extent permitted by applicable Law):

          (a)      all representations and warranties of the Sellers made hereunder shall be true and correct at and as of the Closing Date, with the same force and effect as though made at and as of the Closing Date (except to the extent that any representation or warranty is made as of a specified date, in which case such representation or warranty shall be true as of such date), without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein, except to the extent that any inaccuracy or breach of such representations and warranties would not have Material Adverse Effect;

          (b)      each of the Sellers shall have performed and complied in all material respects with all of the undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date;

          (c)      the Purchaser shall have been furnished with a certificate of the Sellers, dated as of the Closing Date, certifying to the effect that the conditions contained in Section 7.1(a) and Section 7.1(b) have been fulfilled;

          (d)      no order or decree of any Governmental Authority shall exist against the Purchaser, the Sellers or the Company that restrains or prevents the transactions contemplated hereby;

          (e)      the CFC Authorization shall have been obtained without any materially adverse conditions or if conditioned by the CFC the agreement of the parties to perform the Closing subject to such conditions;

          (f)      the Purchaser Transaction Resolution shall have been adopted and approved by 50.1% of the Purchaser Shareholders represented in person or by proxy at the Purchaser Shareholders Meeting.

          (g)      all other Consents and Governmental Approvals set forth in Exhibit E (other than the Consent described in clause 2 thereof) shall have been obtained or effected;

          (h)      the Purchaser shall have received the documents set forth in Section 8.1; and

          (i)      (A) the Sellers have not exercised their right to supplement or amend the Seller Disclosure Schedule pursuant to Section 6.16 or (B) if the Sellers have exercised their right pursuant to Section 6.16, such amended Seller Disclosure Schedule has been reviewed and accepted by the Purchaser.

7.2      Conditions Precedent to Obligations of the Seller. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Sellers in whole or in part to the extent permitted by applicable Law):

          (a)      all representations and warranties of the Purchaser made hereunder shall be true and correct at and as of the Closing Date, with the same force and effect as though made at and as of the Closing Date (except to the extent that any representation or warranty is made as of a specified date, in which case such representation or warranty shall be true as of such date), without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein, except to the extent that any inaccuracy or breach of such representations and warranties would not have Material Adverse Effect;

          (b)      the Purchaser shall have performed and complied in all material respects with all its undertakings and agreements required by this Agreement to be performed or complied with by the Purchaser prior to or at the Closing Date;

          (c)      the Sellers shall have been furnished with a certificate of the Purchaser, dated as of Closing Date, certifying to the effect that the conditions contained in Section 7.2(a) and Section 7.2(b) have been fulfilled;

          (d)      no order or decree of any nature of any Governmental Authority shall exist against the Purchaser, the Sellers or the Company that restrains or prevents the transactions contemplated hereby;

          (e)      the CFC Authorization shall have been obtained without any materially adverse condition or if conditioned by the CFC the agreement of the parties to perform the Closing subject to such conditions;

          (f)      the Sellers shall have received the documents set forth in Section 8.2;

          (g)      (A) the Purchaser has not exercised its right to supplement or amend the Purchaser Disclosure Schedule pursuant to Section 6.16 or (B) if the Purchaser has exercised its right pursuant to Section 6.16, such amended Purchaser Disclosure Schedule has been reviewed and accepted by the Sellers; and

          (h)      the Voting Agreement shall have been executed and delivered by the Controlling Shareholders to Purchaser concurrently with the execution of this Agreement by the Purchaser and the Sellers.

ARTICLE 8
DOCUMENTS TO BE DELIVERED

8.1      Documents to Be Delivered by the Sellers. At the Closing, the Sellers shall deliver, or cause to be delivered, to the Purchaser (and the Designees) the following:

          (a)      the stock certificates representing the Company Shares endorsed in the name of the Purchaser (and/or its designees), together with a certificate issued by the secretary of the board of directors of the Company, certifying that the Purchaser (and the Designees) has been registered as owner of such Company Shares in the stock registry book of the Company;

          (b)      the Consents and Governmental Approvals referred to in Exhibit E (other than the Consent described in clause 2 thereof) (to the extent such has not been waived);

          (c)      the Books and Records of the Company;

          (d)      (i) certified copies of the minutes of the respective shareholders and/or board of directors meetings of the Company at which the transfer of the Company Shares in favor of the Purchaser, the execution of the Ancillary Agreements to which such Company is a party, the appointment of the new members of the board of directors and attorneys-in-fact of such Company, the granting of the powers of attorney in favor of the Persons authorized to execute and deliver on its behalf the Ancillary Agreements to which such Company is a party, and the amendment to the estatutos sociales of such Company, were approved by the shareholders and/or board of directors of such Company, each certified by the Secretary of such Company and duly formalized, as applicable, by means of a public deed before a Mexican notary public, and (ii) evidence that the execution and delivery of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all other requisite action on the part of each of the Sellers;

          (e)      each of the certificates and documents contemplated by Section 7.1(c);

          (f)      evidence of the termination of the Affiliate Arrangements, and the cancellation of the Intercompany Debt;

          (g)      evidence of the cancellation of the Indebtedness of the Company (including that deriving from the Credit Facilities) and the release of the Liens created under the Credit Facilities over the Company Shares, the Mining Concessions and Rights, the Real Property and any other assets of the Company;

          (h)      certified copy of a certification issued by the Mining Public Registry confirming the good standing of the Mining Concessions and Rights, and the payment of the corresponding governmental fees;

          (i)      evidence of the resignations referred to in Section 6.14;

          (j)      evidence of the fulfillment of the regulatory and corporate actions referred to in Section 6.17; and

          (k)      certified copies of the powers of attorney issued by each of the Sellers and the Company to the Person or Persons authorized to execute and deliver on their behalf this Agreement and the Ancillary Agreements to which each of them is a party.

8.2      Documents to Be Delivered by the Purchaser. At the Closing, the Purchaser shall deliver to the Sellers the following:

          (a)      the Purchase Price, in the form and manner contemplated by Section 3.2(b) hereof;

          (b)      (i) certified copies of the minutes of the shareholders and/or board of directors meetings of the Purchaser at which this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby, as well as the granting of the powers of attorney in favor of the Persons authorized to execute and deliver this Agreement and the Ancillary Agreements on its behalf, were approved by the shareholders and/or the Purchaser Board, duly formalized, as applicable, by means of a public deed before a Mexican notary public, and (ii) evidence that the execution and delivery of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all other requisite action on the part of the Purchaser;

          (c)      each of the certificates and other documents contemplated by Section 7.2(c) hereof; and

          (d)      copy of the power of attorney issued by the Purchaser to the Person or Persons authorized to execute and deliver this Agreement and the Ancillary Agreements on its behalf, duly executed by the Purchaser.

ARTICLE 9
INDEMNIFICATION

9.1      Indemnification.

          (a)      Subject to Section 9.2, from and after the Closing, the Sellers agree, jointly and severally, to indemnify and hold the Purchaser, each of its Affiliates and their respective directors, officers, employees, agents, advisors, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”), harmless from and against all Losses based upon, resulting from or arising out of any of the following:

          (i)      any misrepresentation and inaccuracy of any representation or warranty of the Sellers set forth in this Agreement, provided, however, that no claim pursuant to this Section 9.1(a)(i) may be asserted following expiry dates for the survival of such representations and warranties as set out in Section 4.20; or

          (ii)     the breach or non-performance of any covenant or other agreement on the part of the Sellers under this Agreement.

          (b)      Subject to Section 9.2, from and after the Closing, the Purchaser agrees to indemnify and hold the Sellers and their respective Affiliates, and their respective directors, officers, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”), harmless from and against all Losses based upon, resulting from or arising out of any of the following:

          (i)      any misrepresentation and inaccuracy of any representation or warranty of the Purchaser set forth in this Agreement, provided, however, that no claim pursuant to this Section 9.1(b)(i) may be asserted following the expiry dates for the survival of such representations and warranties as set out in Section 5.7; or

          (ii)     the breach or non-performance of any covenant or other agreement on the part of the Purchaser under this Agreement.

9.2      Limitations on Indemnification.

          (a)      no obligation on the part of the Sellers to indemnify a Purchaser Indemnified Party for Losses shall arise until the aggregate amount of all Losses in respect of which a claim for indemnity has been made by the Purchaser Indemnified Party exceeds One Million Dollars (USD$1,000,000), individually, or Two Million Five Hundred Thousand Dollars (USD$2,500,000) in the aggregate, and such obligation shall apply to the aggregate amount of such Purchaser Indemnified Party’s Losses.

          (b)      no obligation on the part of the Purchaser to indemnify a Seller Indemnified Party for Losses shall arise until the aggregate amount of all Losses in respect of which a claim for indemnity has been made by the Seller Indemnified Party exceeds One Million Dollars (USD$1,000,000), individually, or Two Million Five Hundred Thousand Dollars (USD$2,500,000) in the aggregate, and such obligation shall apply to the aggregate amount of such Seller Indemnified Party’s Losses.

          (c)      the aggregate indemnification obligations of the Seller resulting from one or more claims for Losses made against the Seller by a Purchaser Indemnified Party under Article 9 shall be limited to One Hundred Million Dollars (USD$100,000,000).

          (d)      the aggregate indemnification obligations of the Purchaser resulting from one or more claims for Losses made against the Purchaser by a Seller Indemnified Party under Article 9 shall be limited to One Hundred Million Dollars (USD$100,000,000).

          (e)      The Sellers and the Purchaser agree, for themselves and on behalf of their respective Affiliates and Representatives, that with respect to each indemnification obligation set forth in this Article 9: (i) each such obligation shall be calculated on an After-Tax Basis, (ii) all Losses shall be net of any Eligible Insurance Proceeds, (iii) in no event shall an Indemnifying Party have liability to an Indemnified Party for (A) any Losses to the extent arising from special circumstances of the Indemnified Party that were not communicated prior to the date hereof by the Indemnified Party to the Indemnifying Party, (B) any Losses to the extent not the probable and reasonably foreseeable result of any breach by the Indemnifying Party of a representation and warranty or covenant contained in this Agreement (provided that this clause (B) shall not apply to any such Losses that are recovered by third parties in connection with a Third Party Claim), (C) any Losses to the extent incurred in connection with a party’s assertion, enforcement, dispute or resolution of its indemnification or other rights under this Agreement or the collection of any amounts payable to a party under this Agreement, (D) any Losses that would not have arisen but for any action, omission, transaction or arrangement carried out at, and in accordance with, the request of the Purchaser prior to the Closing, (E) to the extent such Losses would not have arisen but for any act, matter or thing done or omitted to be done by the Purchaser or any of its Affiliates or Representatives after the Closing otherwise than pursuant to a legally binding commitment entered into prior to the Closing, and (iv) in no event shall the Sellers have any liability or obligation to any Purchaser Indemnified Party to the extent that such Loss for which indemnification is sought hereunder is reflected or reserved for in the Reference Balance Sheets.

          (f)      The limitations on indemnification set forth in this Section 9.2 shall not apply to any breaches resulting from fraudulent conduct.

9.3      Knowledge of Purchaser. The representations and warranties of the Sellers shall not be affected or deemed waived by reason of any investigation made (or not made) by or on behalf of Purchaser including, but not limited to, any investigations made (or not made) by any of Purchaser’s advisors, agents, consultants or representatives, or by reason of the fact that Purchaser or any of such advisors, agents, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate or untrue, or by any notice provided to Purchaser. The Sellers hereby acknowledge that, regardless of any investigation made (or not made) by or on behalf of Purchaser, and regardless of the results of any such investigation, Purchaser has entered into this transaction in express reliance upon the representations and warranties of Sellers made herein.

9.4      Knowledge of Sellers. The representations and warranties of the Purchaser shall not be affected or deemed waived by reason of any investigation made (or not made) by or on behalf of Sellers including, but not limited to, any investigations made (or not made) by any of Sellers’ advisors, agents, consultants or representatives, or by reason of the fact that Sellers or any of such advisors, agents, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate or untrue, or by any notice provided to Sellers. The Purchaser hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of Sellers, and regardless of the results of any such investigation, Sellers have entered into this transaction in express reliance upon the representations and warranties of Purchaser made herein.

9.5      Indemnification Procedures.

          (a)      Any Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this Article 9 including any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 9 except to the extent the Indemnifying Party is prejudiced by such failure. The parties agree that (i) notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period for such representation, warranty, covenant or agreement and (ii) any claims for indemnification for which notice is not timely delivered in accordance with this Section 9.5(a) shall be expressly barred and are hereby waived; provided that if, prior to such applicable date, a party hereto shall have notified the other party hereto in accordance with the requirements of this Section 9.5(a) of a claim for indemnification under this Article 9 (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article 9 notwithstanding the passing of such applicable date.

          (b)      Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 9.5(a) in respect of a Third Party Claim, the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of any Third Party Claim, with its own counsel and at its own expense, but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by the preceding sentence, provided that the Indemnified Party gives prior written notice to the Indemnifying Party of the Indemnified Party’s intention to take any such actions. The Sellers or the Purchaser, as the case may be, shall, and shall cause each of their respective Affiliates and Representatives to, cooperate fully with the Indemnifying Party in the defense of any Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise, discharge or entry of judgment does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (except as otherwise provided in such judgment), (ii) not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. The Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim or demand without the prior written consent of the Indemnifying Party. Notwithstanding anything to the contrary in this Article 9, no Indemnifying Party shall have any liability under this Article 9 for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party without the consent of such Indemnifying Party.

          (c)      In the event a claim for indemnification under this Article 9 has been finally determined, the amount of such final determination shall be paid (i) if the Indemnified Party is a Purchaser Indemnified Party, by the Sellers to the Indemnified Party, and (ii) if the Indemnified Party is a Seller Indemnified Party, by the Purchaser to the Indemnified Party, in each case on demand in immediately available funds. A claim for indemnification, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article 9 when the parties hereto have so determined by mutual agreement or, if disputed, when a final non-appealable Order has been entered into with respect to such claim.

          (d)      If any portion of Losses to be reimbursed by the Indemnifying Party may be covered, in whole or in part, by third party insurance coverage, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party (a “Notice of Insurance”). If the Indemnifying Party so requests within one hundred and eighty (180) days after receipt of a Notice of Insurance, the Indemnified Party shall collect the maximum amount of insurance proceeds thereunder, in which event all such proceeds actually received, net of costs reasonably incurred by the Indemnified Party in seeking such collection, shall be considered “Eligible Insurance Proceeds.”

          (e)      Each of the parties agrees to take all reasonable steps to avoid or mitigate their respective Losses upon obtaining Knowledge of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable under this Agreement.

9.6      Tax Treatment of Indemnity Payments. The Sellers and the Purchaser agree to treat any indemnity payment made pursuant to this Article 9 as an adjustment to the Purchase Price for Mexican federal and state tax purposes, and Canadian federal and provincial purposes.

ARTICLE 10
MISCELLANEOUS

10.1    Expenses. Except as otherwise provided in this Agreement, the Sellers and the Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby or thereby, whether or not the transactions contemplated hereby or thereby shall be consummated.

10.2    Entire Agreement; Amendments and Waivers. This Agreement (including the schedules, appendices and exhibits hereto) and the Ancillary Agreements (when executed and delivered) represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and this Agreement may be amended, supplemented or changed, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement and such provision signed by the parties hereto or, in the case of any waiver, by the party or parties against which such waiver is to be effective. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.3    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States, without regard to the conflict of laws principles, to the extent such principles are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction, except that Article 2 and all representations, warranties and covenants contained herein that due to their nature refers, or are deemed to refer, to the applicability of, or compliance with, the laws of Mexico, shall be governed by and construed in accordance with the applicable laws of Mexico, without regard to the conflict of laws principles, to the extent such principles are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

10.4    Dispute Resolution.

          (a)      Any dispute, controversy or claim arising out of or relating to any provision of this Agreement and/or the Ancillary Agreements or the interpretation, enforceability, performance, breach, termination or validity hereof or thereof, including, without limitation, this arbitration clause, shall be solely and finally settled by arbitration by a panel of three arbitrators in accordance with the Rules of the Arbitration of the International Chamber of Commerce (the “ICC Rules”) of the International Chamber of Commerce (“ICC”), as modified by the provisions of this Section. Each party agrees that the award of the arbitrators shall be final and non-appealable and shall be the sole and exclusive remedy between or among them regarding any and all claims, counterclaims, issues and accountings presented to the arbitrators, irrespective of the magnitude thereof.

          (b)      To the extent this Section is deemed a separate agreement, independent from this Agreement, and for purposes of the Ancillary Agreements, Section 10.1, Section 10.3 and Section 10.9 are incorporated in this Section by reference.

          (c)      All of the arbitrators shall be licensed attorneys preferably familiar with the Business. The parties agree that the choice of arbitrators shall be as follows: one arbitrator shall be appointed by the Sellers and one by the Purchaser, with the third to be appointed by the ICC in accordance with the ICC Rules.

          (d)      All arbitration proceedings shall be conducted in English pursuant to the ICC Rules in New York City, New York, United States, and the applicable law shall be as provided in Section 10.3 hereof. Each party agrees to facilitate the arbitration by (i) making available to each other and to the arbitrators for inspection and extraction all documents, books, records and personnel under their control as the arbitrators shall determine to be relevant to the dispute, (ii) conducting arbitration hearings to the greatest extent possible on successive, contiguous days, and (iii) observing strictly the time periods established by the ICC Rules or by the arbitrators for the submission of evidence and briefs.

          (e)      All papers, documents or evidence, whether written or oral, filed with or presented to the arbitrators shall be deemed by the parties and the arbitrators to be confidential information.

          (f)      Any monetary award of the arbitrators shall be made and payable in freely available Dollars free of any tax and deductions of any kind. Any such monetary award shall include interest from the date of such award. The arbitrators shall fix an appropriate rate of interest from such date to the date when the award is paid in full. In no event shall the interest rate during such period be lower than the lowest prime, base or equivalent commercial lending rate announced by any member bank of the New York Clearinghouse Association at New York City for ninety (90) day loans for responsible and substantial commercial borrowers.

          (g)      Any decision or award of the arbitral tribunal shall be final and binding and the arbitrators shall resolve in their award the extent to which the parties shall bear the arbitration costs. Each party hereby waives to the extent permitted by law all jurisdictional defenses, objections as to venue and any rights to appeal or to review of such award by any court or tribunal. Each party agrees that the arbitral award may be found and that a judgment on the arbitration award may be entered in any court having competent jurisdiction over the parties or their assets.

          (h)      The parties hereby agree that for purposes of the Convention on the Recognition and Enforcement of Foreign Arbitral Awards, the relationship between the parties is commercial in nature, and that any disputes between the parties related to this Agreement or the Ancillary Agreements shall be deemed commercial.

10.5    Headings. The Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

10.6    Representations and Warranties. Purchaser agrees and acknowledges that none of the Sellers nor any other Persons on their behalf make any representation or warranty, express or implied, other than as set forth in this Agreement.

          Seller agrees and acknowledges that neither the Purchaser nor any other Persons on their behalf make any representation or warranty, express or implied, other than as set forth in this Agreement.

10.7    Liability of Directors and Officers. No director or officer of Purchaser shall have any personal liability whatsoever to any Seller under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Purchaser. No director or officer of a Seller shall have any personal liability whatsoever to Purchaser under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of a Seller.

10.8    Specific Performance. Except as otherwise provided herein any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by any of the Sellers, on the one hand, or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, any of the Sellers, on the one hand, and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the parties hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under this Agreement. The parties hereto further agree that (a) by seeking the remedies provided for in this Section 10.8, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.8 are not available or otherwise are not granted, and (b) nothing set forth in this Section 10.8 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.8 prior or as a condition to exercising any termination right under Section 3.3 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 3.3 or pursue any other remedies under this Agreement that may be available then or thereafter.

10.9    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when (i) delivered personally, (ii) mailed by certified mail, return receipt requested or (iii) sent for overnight delivery by nationally recognized courier (such as Airborne Express or Federal Express) to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision), provided that service of process under this Agreement may only be delivered by personal delivery:

If to the Sellers, to:

AuRico Gold, Inc.
110 Yonge Street
Suite 1601
Toronto, ON M5C 1T4

Redacted - personal information

Attention: Trent Mell, Executive Vice President, Corporate Affairs

with a copy (which shall not constitute a notice thereof) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre
Toronto, ON M5H 2T6

Redacted - personal information

Attention: John Turner and Krisztian Toth

If to the Purchaser, to:

Minera Frisco, S.A.B. de C.V.
Plaza Carso
Lago Zúrich No. 245
Edificio Frisco, Piso 7
Col. Granada Ampliación
11529, México, Distrito Federal

Redacted - personal information

Attention: Alejandro Aboumrad González and José Antonio Martínez Tena

with a copy (which shall not constitute a notice thereof) to:

Forastieri y Roqueñi, S.C.
Prol. Paseo de la Reforma No. 600-201
Santa Fe Peña Blanca
01210 Ciudad de México, Distrito Federal
México

Redacted - personal information

Attention: Francisco Forastieri and Francisco J. Pérez Ortega

          All such notices and other communications shall be deemed to have been received (a) if by personal delivery on the day after such delivery, (b) if by certified mail, on the seventh (7th) Business Day after the mailing thereof and (c) if by overnight courier, on the day delivered.

10.10 Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

10.11 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Sellers or the Purchaser (by operation of Law or otherwise) without the prior written consent of the other parties hereto, and any attempted assignment without the required consents shall be void.

10.12 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

10.13 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

10.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be effective upon execution and delivery of either manually signed or facsimile signed signature pages.

10.15 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied, is intended by or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

[SIGNATURES BEGIN ON NEXT PAGE]

Execution Version

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

Sellers:

AURICO GOLD, INC.

By:	“Scott Perry”
Name: Scott Perry
Title: President and Chief Executive Officer

By:	“Trent Mell”
Name: Trent Mell
Title: Executive Vice President, Corporate Affairs

AURICO GOLD HOLDINGS, INC

By:	“Scott Perry”
Name: Scott Perry
Title: President and Chief Executive Officer

By:	“Russell Tremayne”
Name: Russell Tremayne
Title: Executive Vice President and Chief Operation Officer

Execution Version

Purchaser:

MINERA FRISCO, S.A.B. DE C.V.

By:	“José Antonio Martínez Tena”
Name: José Antonio Martínez Tena
Title: Attorney-In-Fact

By:	“Alejandro Archundia Becerra”
Name: Alejandro Archundia Becerra
Title: Attorney-In-Fact

Redacted - Commercially sensitive schedules and exhibits

EXHIBIT F

VOTING AGREEMENT

[SEE ATTACHED]

**Execution Version**

# VOTING AGREEMENT

**THIS AGREEMENT** is made as of the 9th day of October, 2012.

**BY** and **BETWEEN:**

**THE PERSONS LISTED ON SCHEDULE A HERETO,**
(collectively, the "**Controlling Shareholders**" and each individually a "**Controlling Shareholder**")

**WHEREAS** each Controlling Shareholder understands that AuRico Gold, Inc., AuRico Gold Holdings, Inc. (collectively, "**AuRico**") and Minera Frisco, S.A.B. de C.V. ("**Frisco**") are, concurrently with the execution and delivery of this Agreement, executing and delivering the Stock Purchase Agreement (as defined herein) providing for the acquisition by Frisco from AuRico of 100% (one hundred percent) of the shares representative of the capital stock of AuRico Gold México, S.A. de C.V., all upon the terms and subject to the conditions hereinafter set forth (the "**Transaction**").

**AND WHEREAS** each Controlling Shareholder is the registered and direct beneficial owner of the issued and outstanding Shareholder Shares (as defined herein) set forth opposite such Controlling Shareholder's name on Schedule A hereto;

**AND WHEREAS** this Agreement sets out the terms and conditions of the agreement of each Controlling Shareholder to vote its Shareholder Shares (as defined herein) in favour of the Frisco Transaction Resolution (as defined herein);

**NOW THEREFORE** this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this Agreement:

"**Business Day**" means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in (i) Mexico City, Federal District or (ii) Toronto, Ontario are not open for business during normal banking hours;

"**Frisco Shareholders**" means the shareholders (including the Controlling Shareholders) of Frisco.

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"**Frisco Shareholders Meeting Date**" means the date upon which the Frisco Shareholders Meeting is held and completed.

"**Frisco Transaction Resolution**" means the resolution of Frisco Shareholders approving the Transaction.

**"Shareholder Shares"** means all Shares owned by the Controlling Shareholder listed in Schedule A, which jointly represent a majority of the issued and outstanding voting Shares of Frisco;

"**Shares**" means common shares in the capital of Frisco; and

"**Stock Purchase Agreement**" means the stock purchase agreement dated the date hereof between AuRico and Frisco, among others, providing for the Transaction.

## 1.2 Schedules

The following Schedules attached hereto constitute an integral part of this Agreement:

**Schedule "A"** List of Controlling Shareholders and Shareholder Shares

## COVENANTS OF THE CONTROLLING SHAREHOLDERS

## 1.3 General

Each of the Controlling Shareholders jointly and severally, hereby covenants and irrevocably agrees that, from the date hereof until the earlier of (i) the Frisco Shareholders Meeting Date and (ii) the termination of this Agreement in accordance with Article 3, except as permitted by this Agreement, such Controlling Shareholder will:

(a) not option, sell, transfer, tender, deposit, pledge, encumber, grant a security interest in, or option over, hypothecate or otherwise dispose of or convey any Shareholder Shares, or any right or interest therein (legal or equitable) (a "**Transfer**"), to any Person or group where such Person or group is not at arm's length to the Controlling Shareholder, and except for those Transfers which will not result in the Controlling Shareholders losing the Control of Frisco;

(b) not vote in favour of any adjournment of, or otherwise delay or postpone, the Frisco Shareholders Meeting or take any other action of any kind which would

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reasonably be expected to delay or interfere with the successful completion of the Transaction and the other transactions contemplated by the Stock Purchase Agreement and this Agreement; and

(c) not vote any Shareholder Shares in respect of any proposed action by Frisco or its shareholders or affiliates or any other person in a manner which would reasonably be expected to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Stock Purchase Agreement and this Agreement.

**1.4 Voting of the Shareholder Shares in Favour of the Purchaser Transaction Resolution**

Each Controlling Shareholder hereby agrees that it will, on the Frisco Shareholders Meeting, duly vote the Shareholder Shares represented in favour of the Frisco Transaction Resolution. Each Controlling Shareholder further agrees that it shall not thereafter withdraw, revoke or otherwise change its vote.

**ARTICLE 2**
**REPRESENTATIONS AND WARRANTIES**

**2.1 Representations and Warranties of the Controlling Shareholders**

Each of the Controlling Shareholders, hereby jointly and severally represents and warrants as follows:

(a) Incorporation; Authorization. If such Controlling Shareholder is a corporation or other legal entity, such Controlling Shareholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. Such Controlling Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by such Controlling Shareholder and constitutes a legal, valid and binding agreement enforceable against such Controlling Shareholder in accordance with its terms.

(b) Ownership of Shares and Other Securities. Such Controlling Shareholder is the direct owner of the Shareholder Shares listed in Schedule A.

**ARTICLE 3**
**TERMINATION**

**3.1 Termination**

Unless extended by mutual agreement of the Controlling Shareholders, this Agreement shall automatically terminate on the earlier of (i) the Frisco Shareholders Meeting Date, and (ii) the date the Stock Purchase Agreement is terminated in accordance with its terms.

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**3.2 Effect of Termination**

If this Agreement is terminated in accordance with this Article 3, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, covenants, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

## ARTICLE 4
## GENERAL

**4.1 Further Assurances**

Each of the Controlling Shareholders will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting party's cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

**4.2 Disclosure**

Except as required by applicable laws, as provided herein or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations.

The parties acknowledge that as provided in article 49 of the Mexican Securities Law (*Ley del Mercado de Valores*) this Agreement will be notified to Frisco and will be publicly disclosed through the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A.B. de C.V.*) within the term provided in such article.

**4.3 Governing Law**

This Agreement shall be governed by, and interpreted and enforced in accordance with, the Federal laws of the United Mexican States.

**4.4 Dispute Resolution**

In the event of any dispute or controversy related to the fulfillment or interpretation of this Agreement and its annexes, by the execution and delivery of this Agreement, the parties to this Agreement hereby accept and consent to irrevocably submit themselves to the jurisdiction of the federal courts located in Mexico City, Federal District, United Mexican States and expressly and irrevocably waive to any other jurisdiction that it might correspond to them as a result of present or future domicile or any other cause.

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**4.5 Entire Agreement**

This Agreement, including the schedules hereto, constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

**4.6 Amendments**

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

**4.7 Notices**

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile or email, at the addresses shown on the attached Schedule A, or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery sending or email transmission thereof if sent, delivered or transmitted during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

**4.8 Expenses**

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

**4.9 Severability**

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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**4.10 Counterparts**

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

**IN WITNESS WHEREOF** the parties have executed this Agreement as of the date first written above.

By: *"Marco Antonio Slim Domit"*
Name: Marco Antonio Slim Domit

**Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, in its capacity as trustee under the Trust Agreement No. F/127**

By: *"Raúl Humberto Zepeda Ruiz"*
Name: Raúl Humberto Zepeda Ruiz
Title: Fiduciary Delegate

**Inmobiliaria Carso, S.A. de C.V.**

By: *"Raúl Humberto Zepeda Ruiz"*
Name: Raúl Humberto Zepeda Ruiz
Title: Attorney-In-Fact

DM_TOR/211780-11465/5904393.3